     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 10, 1996


                                                      REGISTRATION NO. 333-03209

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                         PRECISION RESPONSE CORPORATION
             (Exact name of registrant as specified in its charter)

              FLORIDA                               7389                             59-2194806
  (State or other jurisdiction of       (Primary Standard Industrial              (I.R.S. Employer
   incorporation or organization)       Classification Code Number)            Identification Number)

                             1505 N.W. 167TH STREET
                              MIAMI, FLORIDA 33169
                                 (305) 626-4600
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                             ---------------------
                                 MARK J. GORDON
                            CHIEF EXECUTIVE OFFICER
                         PRECISION RESPONSE CORPORATION
                             1505 N.W. 167TH STREET
                              MIAMI, FLORIDA 33169
                                 (305) 626-4600
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                             ---------------------
                                   COPIES TO:

              ALAN D. AXELROD, ESQ.                                    ANDREW L. BLAIR, JR., ESQ.
                RUBIN BAUM LEVIN                                         SHERMAN & HOWARD L.L.C.
           CONSTANT FRIEDMAN & BILZIN                                  633 17TH STREET, SUITE 3000
        2500 FIRST UNION FINANCIAL CENTER                                DENVER, COLORADO 80202
          200 SOUTH BISCAYNE BOULEVARD                                  TELEPHONE: (303) 297-2900
            MIAMI, FLORIDA 33131-2336
            TELEPHONE: (305) 374-7580

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: as soon as practicable after the effective date of this Registration Statement.
    If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box: / /
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box: / /
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
                             ---------------------
                        CALCULATION OF REGISTRATION FEE



- ---------------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------------
                                                               PROPOSED MAXIMUM   PROPOSED MAXIMUM      AMOUNT OF
          TITLE OF EACH CLASS OF                AMOUNT TO       OFFERING PRICE   AGGREGATE OFFERING   REGISTRATION
        SECURITIES TO BE REGISTERED          BE REGISTERED(1)    PER SHARE(2)         PRICE(2)           FEE(3)
- ---------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value..............   4,140,000 shares      $16.00          $66,240,000          $22,841
- ---------------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------------



(1) Includes an aggregate of 540,000 shares that the Underwriters have the option to purchase from the Company and the Selling Shareholders to cover over-allotments, if any.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(3) Includes $19,034 which was previously paid.

                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE AN AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT
SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                         PRECISION RESPONSE CORPORATION

                             CROSS REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K
           SHOWING LOCATION IN PROSPECTUS OF PART I ITEMS OF FORM S-1


    ITEM AND HEADING IN FORM S-1 REGISTRATION
                    STATEMENT                                 LOCATION IN PROSPECTUS
- --------------------------------------------------  -------------------------------------------
 1.    Forepart of the Registration Statement and
       Outside Front Cover Page of Prospectus.....  Outside Front Cover Page
 2.    Inside Front and Outside Back Cover Pages
       of Prospectus..............................  Inside Front and Outside Back Cover Pages
 3.    Summary Information, Risk Factors and Ratio
       of Earnings to Fixed Charges...............  Prospectus Summary; Risk Factors
 4.    Use of Proceeds............................  Prospectus Summary; Distribution of S
                                                    Corporation Earnings; Use of Proceeds
 5.    Determination of Offering Price............  Outside Front Cover Page; Underwriting
 6.    Dilution...................................  Dilution
 7.    Selling Security Holders...................  Principal and Selling Shareholders
 8.    Plan of Distribution.......................  Outside and Inside Front Cover Pages;
                                                    Underwriting
 9.    Description of Securities to be
       Registered.................................  Prospectus Summary; Dividend Policy;
                                                    Capitalization; Description of Capital
                                                    Stock
10.    Interests of Named Experts and Counsel.....  Legal Matters; Independent Public
                                                    Accountants
11.    Information with Respect to the
       Registrant.................................  Outside and Inside Front Cover Pages;
                                                    Prospectus Summary; Risk Factors;
                                                    Distribution of S Corporation Earnings; Use
                                                    of Proceeds; Dividend Policy;
                                                    Capitalization; Selected Financial and
                                                    Operating Data; Management's Discussion and
                                                    Analysis of Financial Condition and Results
                                                    of Operations; Business; Management;
                                                    Certain Transactions; Principal and Selling
                                                    Shareholders; Description of Capital Stock;
                                                    Shares Eligible for Future Sale;
                                                    Independent Public Accountants; Financial
                                                    Statements
12.    Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities................................  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JUNE 10, 1996


                                3,600,000 SHARES


                            [PRECISION RESPONSE LOGO]

                                  COMMON STOCK


     Of the 3,600,000 shares of Common Stock offered hereby, 3,265,000 are being sold by Precision Response Corporation and 335,000 are being sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of the shares by the Selling Shareholders. See "Principal and Selling Shareholders." A substantial portion of the net proceeds to be received by the Company from this offering will be used to repay indebtedness and to pay a distribution of S corporation earnings to the Company's current shareholders. See "Use of Proceeds."



     Prior to this offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for the factors to be considered in determining the initial public offering price. Application has been made to list the Common Stock for quotation on the Nasdaq National Market under the symbol "PRRC."


                             ---------------------


        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.


                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                  THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.


- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
                                                UNDERWRITING                       PROCEEDS TO
                                   PRICE        DISCOUNTS AND     PROCEEDS TO        SELLING
                                 TO PUBLIC     COMMISSIONS(1)     COMPANY(2)      SHAREHOLDERS
- -------------------------------------------------------------------------------------------------
Per Share....................         $               $                $                $
- -------------------------------------------------------------------------------------------------
Total(3).....................         $               $                $                $
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting offering expenses estimated at $600,000, all of which will be paid by the Company.


(3) The Company and the Selling Shareholders have granted the Underwriters a 30-day option to purchase up to 190,000 and 350,000 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. See "Principal and Selling Shareholders." If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds
     to Company and Proceeds to Selling Shareholders will be $          ,
     $          , $          and $          , respectively. See "Underwriting."


                             ---------------------

     The shares of Common Stock are offered by the Underwriters subject to prior sale, when, as and if delivered to and accepted by them, and are subject to the right of the Underwriters to withdraw, cancel, or modify such offer and to reject any order in whole or in part. It is expected that delivery of the shares
of Common Stock will be made on or about             , 1996.


DAIN BOSWORTH INCORPORATED                                           FURMAN SELZ


               THE DATE OF THIS PROSPECTUS IS             , 1996

[PRECISION RESPONSE LOGO]


                     PRC IS A LEADING FULL SERVICE PROVIDER
                     OF TELEPHONE-BASED MARKETING
                     AND CUSTOMER SERVICE SOLUTIONS
                     ON AN OUTSOURCED BASIS
                     TO LARGE CORPORATIONS



                                                                    TELESERVICES



                       Most of PRC's teleservicing activities involve responding
                     to inbound calls from its clients' customers. By the end of
                            June 1996, PRC will be operating approximately 2,100
                         workstations in six call centers capable of handling 30 million calls per month. The Company expects to add two additional call centers and approximately 900 additional
                                        workstations in the second half of 1996.



                     [Photograph depicting PRC customer service representatives]



 [Photograph depicting PRC On-Line
 screen]



DATABASE
MARKETING AND
MANAGEMENT



The Company helps its clients more
effectively target marketing
programs and designs customer
service programs which capture
information useful in the client's
marketing efforts. PRC On-Line, the
Company's proprietary software
application, allows PRC clients to
review their programs' progress on
line, in real time.


                                           [Photograph depicting fulfillment
                                                                  operations]



                                        FULFILLMENT



                                        Fulfillment services include high-speed
                                        laser and electronic document printing,
                                        lettershop and mechanical inserting,
                                        sorting, packaging and mailing
                                        capabilities. These services enable PRC
                                        to support its clients' full-service
                                        marketing and customer service programs.

                             ---------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Financial Statements and notes thereto appearing elsewhere in this Prospectus. See "Risk Factors" for information prospective investors should consider. All references in this Prospectus to "PRC" or the "Company" refer to Precision Response Corporation. Except as otherwise indicated, all information in this Prospectus (i) has been adjusted to reflect a recently completed 127,350-for-1 stock split of the outstanding Common Stock by way of a share dividend and (ii) assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."


                                  THE COMPANY


     PRC is a leading full-service provider of telephone-based marketing and customer service solutions on an outsourced basis to large corporations. Through the integration of its teleservicing, database marketing and management, and fulfillment capabilities, the Company is able to provide a "one-stop" solution to meet its clients' needs. The Company believes that its one-stop solution approach, combined with its sophisticated use of advanced technology, provide a distinct competitive advantage in attracting clients seeking to cost-effectively contact or service prospective or existing customers. The Company's ongoing clients include several divisions of AT&T Corp., British Airways plc, Taco Bell Corp., Ryder Truck Rental, Inc. and FTD, Inc. New clients expected to contribute to 1996 revenues include United Parcel Service of America, Inc., DirecTV, Pizza Hut Inc. and Video Guide.



     PRC's revenues increased 101.4% to $30.2 million for 1995. For the first quarter of 1996, revenues increased 97.1% to $11.6 million from $5.9 million for the comparable quarter of 1995. Since 1993, the Company has focused primarily on customer service programs for large corporations with significant ongoing teleservicing needs. As a result, most of the Company's teleservicing activities involve inbound (customer initiated) calls rather than outbound (PRC initiated) calls. For the first quarter of 1996, 82.2% of the Company's teleservicing revenues were from inbound calls. By the end of June 1996, the Company will be operating approximately 2,100 workstations in six telephone call centers capable of handling up to 30 million calls per month and expects to add two additional call centers and approximately 900 additional workstations in the second half of 1996.


     The telephone-based marketing and customer service industry has experienced substantial growth over the past ten years. Telephone-based direct marketing expenditures increased from an estimated $34 billion in 1984 to an estimated $77 billion in 1994. The Company believes that only a small percentage of those 1994 expenditures was for outsourced services. The Company expects that large companies increasingly will outsource telephone-based marketing and customer service activities in order to focus internal resources on their core competencies and to improve the quality and cost-effectiveness of their marketing and customer service efforts by using the expertise and specialized capability of larger-scale teleservices providers. The Company also believes that organizations with superior customer service and sophisticated, advanced technology, such as PRC, will particularly benefit from this outsourcing trend.

     PRC's objective is to become the premier full-service provider of telephone-based marketing and customer service solutions. The Company's strategy for achieving this objective is to offer high-quality, fully integrated services to its clients which are customized to address each client's unique needs, and to improve the quality and cost-effectiveness of the client's marketing and customer service operations. The Company believes it possesses, and is enhancing, a number of competitive strengths that will help it achieve its objective, including:

     - "One-Stop" Solutions Through Fully Integrated Services. The Company's integration of teleservicing, database marketing and management, and fulfillment services as part of a one-stop solution provides a cost-effective and efficient method for its clients to manage their growing direct marketing and customer service needs. The Company is typically involved in all stages of formulating, designing and implementing its clients' marketing and customer service programs. PRC believes that this solution-oriented, value-added approach to addressing its clients' needs distinguishes PRC from its competitors and plays a vital role in the Company's ability to attract and retain clients.

     - Advanced Technology. The Company's sophisticated use of advanced technology enables it to develop and deliver solutions to its clients' complex marketing and customer service needs. Through the efforts of its information services group comprised of over 100 information systems specialists, the Company has designed comprehensive systems that allow it to rapidly develop and implement application software for each client's program and to integrate the Company's centrally managed wide area network with the client's management information systems. PRC has also developed specialized software programs, CCPro and PRC On-Line, which more cost-effectively utilize the Company's hardware capabilities and also provide a seamless interaction with its clients' systems.

     - Rapid Deployment of Call Centers. PRC has the ability to have a call center fully operational in approximately 60 days, as demonstrated by the recent openings of a 225 workstation call center and a 410 workstation call center in April 1996 and the planned opening of a 480 workstation call center in June 1996. The Company plans in advance of the actual need for new call centers by maintaining a list of prospective sites that can be leased on short notice and have been pre-qualified in terms of the availability of necessary utilities and parking, suitability for build-out as a call center and access to a suitable labor pool. This ability to rapidly expand its capacity has enabled the Company to provide rapid response to its clients' needs and to compete effectively for new business opportunities.

     - Long-Term Client Relationships. The Company seeks to develop long-term client relationships by becoming an integral part of its clients' overall marketing and customer service efforts. Account services teams, comprised of representatives of the teleservices, information services and fulfillment departments, work closely with each client to formulate, design and implement the client's program. This close working relationship positions PRC as a strategic partner with its clients.


     - Strong Commitment to Quality. PRC strives to achieve the highest quality standards in the industry. Approximately 80% of PRC's customer service representatives are full-time, which the Company believes results in greater stability and quality in the workforce. The Company utilizes a rigorous screening process for new hires and extensive classroom and on-the-job training programs. Each representative's performance is monitored regularly by a quality assurance team, and the client commitment team ensures that the Company fulfills its commitments in connection with each client program in a timely manner. Because PRC's services involve direct contact with its clients' customers, the Company's commitment to quality is critical to its ability to attract and retain clients.


     PRC's operations are organized to effectively provide one-stop solutions to its clients' marketing and customer service needs. Each client program is managed by an account services manager who is generally dedicated to a single client. The account services manager assembles a team from the teleservices, information services and fulfillment operating groups which is assigned responsibility for a program throughout its term. This team works with the client to formulate and design a marketing or customer service program tailored to achieve that client's objectives. In implementing the program, the account services team is supported by the human resources department which carefully selects the customer service representatives for that particular program. In addition, the quality assurance and client commitment teams monitor the program to ensure that it is carried out in accordance with specifications.

     The Company is a Florida corporation and its principal executive office is located at 1505 N.W. 167th Street, Miami, Florida 33169. Its telephone number is
(305) 626-4600.

                                  THE OFFERING


Common Stock offered by the Company.....     3,265,000 shares



Common Stock offered by the Selling
Shareholders............................     335,000 shares



Common Stock to be outstanding after
this offering...........................     16,000,000 shares(1)



Use of proceeds by the Company..........     To repay indebtedness, to pay a
                                             distribution of S corporation
                                             earnings to the Company's current
                                             shareholders, and for general
                                             corporate purposes, including call
                                             center expansion and working
                                             capital.


Proposed Nasdaq Stock Market symbol.....     PRRC
- ---------------

(1) Excludes 263,250 shares of Common Stock issuable upon exercise of stock options to be granted under the Company's Employee Stock Plan on the date of this Prospectus, of which options for 21,000 shares will have exercise prices of $.01 per share and options for 242,250 shares will have exercise prices equal to the initial public offering price. Also excludes 1,311,750 additional shares of Common Stock reserved for future issuance under the Company's Stock Plans. See "Management -- Employee Stock Plan and Director Stock Plan" and Note 11 of Notes to Financial Statements.

                      SUMMARY FINANCIAL AND OPERATING DATA

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                                         THREE MONTHS ENDED
                                                       YEARS ENDED DECEMBER 31,                               MARCH 31,
                                    --------------------------------------------------------------     -----------------------
                                       1991         1992         1993         1994         1995           1995         1996
                                    ----------   ----------   ----------   ----------   ----------     ----------   ----------
STATEMENT OF OPERATIONS DATA:
  Revenues........................     $16,206      $16,107      $18,218      $14,998      $30,204         $5,910      $11,649
  Operating income (loss).........       1,955          725          265          (81)       1,828            532          890
  Net income (loss) as
    reported(1)...................       1,849          539         (246)        (372)       1,456            451          754
  Pro forma net income
    (loss)(1).....................       1,132          292         (200)        (286)         837            267          442
  Pro forma net income (loss)
    per share(1)(2)...............     $  0.09      $  0.02      $ (0.02)     $ (0.02)     $  0.07(3)     $  0.02      $  0.03(3)
  Weighted average number of
    shares of common stock
    outstanding(2)................  12,735,000   12,735,000   12,735,000   12,735,000   12,862,061(4)  12,735,000   12,862,061(4)
NUMBER OF WORKSTATIONS
  (AT END OF PERIOD)..............         120          320          320          320          550            550          984(5)



                                                                                                   MARCH 31, 1996
                                                                                              ------------------------
                                                                                              ACTUAL    AS ADJUSTED(6)
                                                                                              -------   --------------
BALANCE SHEET DATA:
  Working capital...........................................................................  $ 3,327      $ 40,354
  Total assets..............................................................................   15,922        52,499
  Short-term obligations(7).................................................................    1,029           579
  Long-term obligations, less current maturities............................................    5,894           529
  Shareholders' equity......................................................................    3,414        45,595


- ---------------
(1) Prior to this offering, the Company was an S corporation and not subject to Federal and Florida corporate income taxes. The statement of operations data reflects a pro forma provision (benefit) for income taxes as if the Company were subject to Federal and Florida corporate income taxes for all periods. This pro forma provision (benefit) for income taxes is computed using a combined Federal and state tax rate of 37.6%. See Note 10 of Notes to Financial Statements.

(2) See Note 10 of Notes to Financial Statements for an explanation of the determination of the number of shares used in computing pro forma net income (loss) per share.


(3) Supplemental pro forma net income per share would have been $0.08 per share and $0.04 per share for the year ended December 31, 1995 and the three months ended March 31, 1996, respectively, giving effect to the use of a portion of the net proceeds of this offering to repay the Company's bank borrowings at January 1, 1995, and assuming an increase in the number of weighted average shares outstanding to 13,057,395.


(4) As required by generally accepted accounting principles, the weighted average number of shares outstanding for these periods includes 127,061 shares which are not actually outstanding. This number is equal to the number of shares which, when multiplied by the assumed initial public offering price of $15.00 per share, would have been sufficient to replace the amount of the Dividend (see "Distribution of S Corporation Earnings") in excess of pro forma earnings for the twelve months ended March 31, 1996.


(5) As of June 1, 1996, the Company operated five call centers with 1,619 workstations and expects to open an additional call center with 480 workstations in June 1996. In the second half of 1996, the Company expects to add two more call centers and approximately 900 additional workstations.


(6) Adjusted to give effect to the conversion of the Company to a C corporation, the payment of net amount due from shareholders upon completion of the offering, the sale of the Common Stock offered by the Company hereby (at the assumed initial public offering price of $15.00 per share) and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds." See Note 10 of Notes to Financial Statements.


(7) Short-term obligations consist of current maturities of long-term obligations, which include notes payable, installment loans and capital leases.

                                  RISK FACTORS

     In addition to the other information set forth in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby.

FACTORS AFFECTING ABILITY TO MANAGE AND SUSTAIN GROWTH

     The Company has experienced rapid growth over the last five quarters and anticipates continued growth to be driven primarily by industry trends towards outsourcing of telephone-based marketing and customer service operations and increased sales by the Company to new and existing clients and in new markets. Future growth will depend on a number of factors, including the effective and timely initiation and development of client relationships, opening of new call centers, and recruitment, motivation and retention of qualified personnel. Sustaining growth will also require the continuing enhancement of operational and financial systems and will require additional management, operational and financial resources. There can be no assurance that the Company will be able to manage its expanding operations effectively or that it will be able to maintain or accelerate its growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

RELIANCE ON MAJOR CLIENTS AND KEY INDUSTRIES

     A substantial portion of the Company's revenue is generated from relatively few clients and the loss of a significant client or clients could have a materially adverse effect on the Company. The Company's five and two largest clients collectively accounted for 77.0% and 59.4%, respectively, of the Company's total revenues in 1995, and 76.5% and 66.2%, respectively, of the Company's total revenues for the first three months of 1996. The Company's largest client in 1995 and the first three months of 1996 was AT&T. The Company conducts business with several divisions of AT&T, which the Company considers to be separate clients. AT&T's various divisions, in the aggregate, accounted for approximately 42.1% and 61.3% of the Company's total revenues during 1995 and the first quarter of 1996, respectively. Many of the Company's clients are concentrated in the telecommunications, transportation, consumer products and food and beverage industries. A trend in any of these industries not to use, or to reduce their use of, outsourced telephone-based marketing, customer service, database marketing and management, and fulfillment services could have a materially adverse effect on the Company's business. The Company generally operates under contracts which may be terminated on short notice. See "Business."

COMPETITIVE AND FRAGMENTED INDUSTRY; POTENTIAL FUTURE COMPETING TECHNOLOGIES AND TRENDS

     The industry in which the Company competes is very competitive and highly fragmented. PRC's competitors range in size from very small firms offering special applications and short term projects to large independent firms and the in-house operations of many clients and potential clients. A number of competitors have capabilities and resources equal to, or greater than, the Company's. Some of the Company's services also compete with other forms of direct marketing such as television, radio, on-line services as well as the Internet, and other marketing media. There can be no assurance that, as the Company's industry continues to evolve, additional competitors with greater resources than the Company will not enter the industry (or particular segments of the industry) or that the Company's clients will not choose to conduct more of their telephone-based marketing or customer service activities internally. See "Business -- Competition."

     The telemarketing industry has grown significantly over the past ten years. The development of new forms of direct sales and marketing techniques, such as interactive home shopping through television, computer networks and other media, could have an adverse effect on the demand for the Company's services. In addition, the increased use of new telephone-based technologies, such as interactive voice response systems, could reduce the demand for certain of the Company's offerings. Moreover, the effectiveness of marketing by telephone could also decrease as a result of consumer saturation and increased consumer resistance to this direct marketing tool. Although the Company attempts to monitor industry trends and respond accordingly, there can be no assurance that the Company will be able to anticipate and successfully respond to such trends in a timely manner. See "Business."

DEPENDENCE ON LABOR FORCE

     The Company's industry is very labor intensive and has experienced high personnel turnover. Many of the Company's employees receive modest hourly wages. Although the Company believes that its turnover rate is low compared to its competitors, the teleservicing industry in general has a relatively high turnover rate. A higher turnover rate among the Company's employees would increase the Company's recruiting and training costs and decrease operating efficiencies and productivity. Some of the Company's operations, particularly its technical help desk, frequent flyer program and technology-based inbound customer service, require specially trained employees. Growth in the Company's business will require it to recruit and train qualified personnel at an accelerated rate from time to time. There can be no assurance that the Company will be able to continue to hire, train and retain a sufficient labor force of qualified employees. A significant portion of the Company's costs consists of wages to hourly workers. An increase in hourly wages, costs of employee benefits or employment taxes could materially adversely effect the Company. See
"Business -- Personnel and Training."

RELIANCE ON TECHNOLOGY


     The Company has invested significantly in sophisticated and specialized telecommunications and computer technology, and has focused on the application of this technology to provide customized solutions to meet its clients' needs. The Company anticipates that it will be necessary to continue to select, invest in and develop new and enhanced technology on a timely basis in the future in order to maintain its competitiveness. The Company's future success will also depend in part on its ability to continue to develop information technology solutions which keep pace with evolving industry standards and changing client demands. There can be no assurance that the Company will be successful in anticipating technological changes or in selecting and developing new and enhanced information technology on a timely basis. Although the Company believes that its systems are among the most advanced in the industry, its technological advantage arises from the sophisticated application of technology that is readily available to or could legally be duplicated by its competitors. There can be no assurance that this technological advantage can be maintained. In addition, the Company's business is highly dependent on its computer and telephone equipment and software systems, and the temporary or permanent loss of such equipment or systems, through casualty or operating malfunction, could have a materially adverse effect on the Company's business. The Company's business is not materially dependent on its ability to protect any intellectual property. See "Business -- Business Strategy" and "-- Technology."


DEPENDENCE ON KEY PERSONNEL


     The success of the Company depends in large part upon the abilities and continued service of its executive officers and other key employees such as Mark
J. Gordon and David L. Epstein, its Chief Executive Officer and President, respectively. While the Company has employment agreements with certain of its key personnel, there can be no assurance that the Company will be able to retain the services of such key personnel. The Company does not maintain key person insurance policies with respect to its key personnel. The loss of key personnel could have a materially adverse effect on the Company. In order to support its growth, the Company will be required to effectively recruit, develop and retain additional qualified management personnel. See "Management."


DEPENDENCE ON TELEPHONE SERVICE

     The Company's business is materially dependent on service provided by various local and long distance telephone companies. A significant increase in the cost of telephone services that is not recoverable through an increase in the price of the Company's services, or any significant interruption in telephone services, could have a materially adverse impact on the Company's business and operating margins.

GOVERNMENT REGULATION


     The Company's industry has become subject to an increasing amount of Federal and state regulation in the past five years. The Rules of the Federal Communications Commission (the "FCC") under the Federal Telephone Consumer Protection Act of 1991, among other things, limit the hours during which telemarketers may call consumers and prohibit the use of automated telephone dialing equipment to call certain telephone numbers. The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 (the "TCFAPA") broadly authorizes the Federal Trade Commission (the "FTC") to issue regulations prohibiting misrepresentation in telephone sales. In August 1995, the FTC issued regulations under the TCFAPA which, among other things, require certain price, warranty, refund and payment disclosures when placing telephone solicitation calls and specifically address other perceived telemarketing abuses in the offering of prizes and the sale of business opportunities or investments. Violation of these FCC and FTC rules can result in the imposition of civil penalties. The Company's operating procedures comply with the telephone solicitation rules of the FCC and FTC. However, there can be no assurance that additional Federal or state legislation, or changes in regulatory implementation, would not limit the activities of the Company or its clients in the future or significantly increase the cost of regulatory compliance.


     Several of the industries in which the Company's clients operate are subject to varying degrees of government regulation. Generally, compliance with these regulations is the responsibility of the Company's clients. However, the Company could be subject to a variety of enforcement or private actions for its failure or the failure of its clients to comply with such regulations. See "Business -- Government Regulation."

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company has experienced and expects to continue to experience quarterly variations in revenues and operating income as a result of many factors, including the timing of clients' marketing campaigns and customer service programs, the timing of additional selling, general and administrative expenses to acquire and support new business and changes in the Company's revenue mix among its various service offerings. In connection with certain contracts, the Company could incur costs in periods prior to recognizing revenue under those contracts. In addition, the Company must plan its operating expenditures based on revenue forecasts, and a revenue shortfall below such forecast in any quarter would likely adversely affect the Company's operating results for that quarter. The effects of seasonality on PRC's business have historically been obscured by its growing revenues. However, the Company's business tends to be slower in the first and third quarters due to client marketing programs which are typically slower in the post-holiday and summer months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results."


FUTURE CAPITAL NEEDS



     The Company believes that funds generated from operations, together with the net proceeds of this offering and available borrowings, will be sufficient to meet working capital needs at least through 1997. The Company's long term capital requirements beyond 1997 will depend on many factors, including, but not limited to, the rate at which the Company expands its business. To the extent that the funds generated from the sources described above are insufficient to fund the Company's activities in the short or long term, the Company would need to raise additional funds through public or private financings. No assurance can be given that additional financing will be available or that, if available, it will be available on terms favorable to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


NO PRIOR PUBLIC MARKET; POTENTIAL VOLATILITY

     Prior to this offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active trading market for the Common Stock will develop or be sustained following this offering. The initial public offering price of the Common Stock offered hereby will be determined by negotiations among the Company, the Selling Shareholders and the Representatives of the Underwriters and may bear no relationship to the trading prices of the Common Stock after this offering. See "Underwriting" for a description of certain factors to be considered in determining the initial public offering price for the Common Stock. The trading price of the Common Stock could be subject to significant fluctuations in response to actual or anticipated variations in the Company's quarterly operating results and other factors, such as the introduction of new services or technologies by the Company or its competitors, changes in other conditions or trends in the Company's industry or in the industries of any of the Company's significant clients, changes in governmental regulation, changes in securities analysts' estimates of the Company's, or its competitors' or industry's, future performance or general market conditions. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Quarterly Results." General market price declines or market volatility in the future, or future declines or volatility in the prices of stock for companies in the Company's industry or sector, could also affect the market price of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE


     Sale of substantial amounts of Common Stock in the public market after this offering could adversely affect the market price of the Common Stock. Upon closing of this offering, the Company will have a total of 16,000,000 shares of Common Stock outstanding. Of these shares, the 3,600,000 shares offered hereby (4,140,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act"). All of the remaining 12,400,000 shares are "restricted securities" as defined by Rule 144 promulgated under the Securities Act. Beginning 180 days after the date of this Prospectus, upon the expiration of lock-up agreements with the Underwriters, 11,126,500 of these shares will be available for sale in the public market subject to compliance with Rule 144 volume and other requirements. The remaining 1,273,500 shares of restricted securities will be eligible for sale beginning in February 1998, in compliance with Rule 144 volume and other requirements. The Company intends to register on Form S-8 the 1,575,000 shares of Common Stock reserved for issuance under the Stock Plans. On the date of this Prospectus, the Company will grant options to purchase 263,250 shares under the Employee Stock Plan, none of which will be immediately exercisable. In connection with their employment agreements with the Company, Messrs. Gordon, Epstein, Mondre and Murray have been granted certain rights with respect to the registration of their Common Stock under the Securities Act. If the Company proposes to register any of its securities under the Securities Act, Messrs. Gordon, Epstein, Mondre and Murray are entitled to include at the Company's expense all or a portion of their shares therein, subject to certain conditions. Messrs. Gordon and Epstein may also require the Company to register all or a portion of their shares under the Securities Act at the Company's expense in the event of the termination of their employment for any reason, subject to certain conditions. See "Management -- Employee Stock Plan and Director Stock Plan," "Principal and Selling Shareholders," "Shares Eligible for Future Sale" and "Underwriting."



CONTROL BY AND BENEFITS TO OFFICERS AND DIRECTORS



     Following completion of this offering, Mark J. Gordon and David L. Epstein, the Company's Chief Executive Officer and President, respectively, will beneficially own 46.6% and 30.9%, respectively, of the outstanding Common Stock (44.2% and 30.2% if the Underwriters' over-allotment option is exercised in full). As a result, Mr. Gordon and Mr. Epstein will continue to be able to elect the entire Board of Directors of the Company and to control the outcome of all other matters requiring action by its shareholders. Such voting concentration may have the effect of discouraging, delaying or preventing a change in control of the Company. See "Management" and "Principal and Selling Shareholders." A substantial portion of the net proceeds to be received by the Company in this offering will be used to pay a distribution of S corporation earnings to the Company's current shareholders, all of whom are officers and directors or affiliates of officers and directors (including Mr. Gordon and Mr. Epstein), and to repay certain indebtedness, some of which is guaranteed by Mr. Gordon and Mr. Epstein. See "Distribution of S Corporation Earnings," "Use of Proceeds" and "Management -- Compensation Committee Interlocks and Insider Participation." Mr. Gordon and Mr. Epstein are also Selling Shareholders in this offering. See "Principal and Selling Shareholders."

CERTAIN FLORIDA STATUTORY PROVISIONS

     The State of Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority vote of a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law also authorizes the Company to indemnify the Company's directors, officers, employees and agents. The Company has adopted a charter and by-law with such an indemnity and has entered into indemnification agreements with all of its executive officers and directors. See "Description of Capital Stock -- Certain Statutory Provisions" and "Management -- Limitation of Liability and Indemnification Matters."

EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS

     The Company's Articles of Incorporation (the "Articles") and Bylaws (the "Bylaws") contain certain provisions that could discourage potential takeover attempts and make attempts by the Company's shareholders to change management more difficult. Such provisions include the requirement that the Company's shareholders follow an advance notification procedure for certain shareholder nominations of candidates for the Board of Directors and for new business to be conducted at any meeting of the shareholders. The Articles also provide that special meetings of the shareholders may only be called by the Board of Directors or the holders of not less than 50% of all votes entitled to be cast on any issue to be considered at the special meeting. The Articles further require that any actions by the shareholders of the Company may be taken only upon the vote of the shareholders at a meeting and may not be taken by written consent. In addition, the Articles allow the Board of Directors to issue up to 25,000,000 shares of preferred stock and to fix the rights, privileges and preferences of those shares without any further vote or action by the shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by the Company in the future. While the Company has no present intention to issue preferred stock, any such issuance could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. See "Description of Capital
Stock -- Certain Charter and Bylaw Provisions."

DILUTION


     Investors purchasing Common Stock in this offering will experience immediate and substantial dilution of $12.15 in the net tangible book value per share of Common Stock (based on an assumed initial public offering price of $15.00 per share). See "Dilution."

                     DISTRIBUTION OF S CORPORATION EARNINGS


     Prior to this offering the Company was treated for Federal and Florida income tax purposes as an S corporation under the Internal Revenue Code of 1986, as amended (the "Code"), and comparable state tax laws. As a result, earnings of the Company have been taxed for Federal and Florida income tax purposes directly to the shareholders of the Company, rather than to the Company. In connection with this offering, the Company will be converted from an S corporation to a C corporation under the Code. Prior to consummation of this offering, the Company's Board of Directors intends to declare a cash dividend payable to the current shareholders of the Company (the "Dividend"). The Dividend will be equal to the Company's estimate of its accumulated taxable income prior to conversion to a C corporation, to the extent such taxable income has not previously been distributed. If the Company had been converted to a C corporation on March 31, 1996, the Company estimates, based on its earnings through the first three months of 1996, the Dividend would have equaled approximately $2.9 million. The actual amount of the Dividend will depend upon the Company's earnings prior to its conversion to a C corporation (which will not occur until completion of this offering), and is expected to be materially higher than $2.9 million. A portion of the net proceeds to be received by the Company from this offering will be used to pay the Dividend.



     The Company and its current shareholders are parties to an S Corporation Tax Allocation and Indemnification Agreement (the "Tax Agreement") relating to their respective income tax liabilities. The Tax Agreement indemnifies the shareholders for any adjustments causing an increase in the shareholders' Federal and state income tax liability (including interest and penalties) related to the Company's tax years prior to the consummation of this offering, unless such adjustments result in or are related to a corresponding decrease in the shareholders' Federal and state income tax liability with respect to another S corporation taxable year. Subject to certain limitations, the Tax Agreement also provides that the Company will be indemnified by the shareholders with respect to Federal and state income taxes (plus interest and penalties) shifted from an S corporation taxable year to a Company taxable year subsequent to the consummation of this offering. The Tax Agreement further provides that to the extent that the accumulated taxable income of the Company prior to its conversion to a C corporation, as subsequently established in connection with the filing of the Company's tax return for the Company's short S corporation tax year, is less than the Dividend, the shareholders who receive the Dividend will make a payment equal to such difference to the Company, and if such accumulated taxable income is greater than the Dividend, the Company will make an additional distribution equal to such difference to such shareholders, in either case, with interest thereon. Any payment made by the Company to the shareholders pursuant to the Tax Agreement may be considered by the Internal Revenue Service or the state taxing authorities to be nondeductible by the Company for income tax purposes. See Note 10 of Notes to Financial Statements.

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from this offering are estimated to be approximately $44.9 million, assuming an initial public offering price of $15.00 per share and after deducting estimated underwriting discounts and offering expenses. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.



     The principal purpose of this offering is to provide the additional capital needed to support the Company's continued expansion and growth. The Company will use a portion of the net proceeds of this offering to repay all amounts outstanding under the Company's three-year, $15 million revolving credit facility (which had an outstanding balance as of June 1, 1996 of approximately $8.4 million) and various installment loans (which had an aggregate balance as of June 1, 1996 of approximately $964,000) and to pay the Dividend. The proceeds from the revolving credit facility and the installment loans were used to finance the expansion of the Company's operations, including acquisitions of facilities and equipment, and for general working capital purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Notes 4 and 5 of Notes to Financial Statements for a discussion of the terms of the revolving credit facility and various installment loans and "Distribution of S Corporation Earnings" for a discussion of the Dividend. The balance of the net proceeds will be used for general corporate purposes, including call center expansion and working capital. The Company's capital expenditures for 1996 are expected to be approximately $16.0 million, including approximately $8.5 million for the two new call centers the Company expects to open in the second half of 1996. Pending such uses, the Company intends to invest the net proceeds of this offering in short-term interest-bearing instruments.


                                DIVIDEND POLICY

     The Company currently intends to retain future earnings to finance its growth and development and therefore does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's revolving credit facility restricts the payment of cash dividends by the Company. Payment of any future dividends will depend upon the future earnings and capital requirements of the Company and other factors which the Board of Directors considers appropriate. No dividends were paid to the shareholders in 1993, 1994 and 1995. For certain information regarding the Dividend to be paid by the Company in 1996, see "Distribution of S Corporation Earnings."

                                 CAPITALIZATION


     The following table sets forth the current maturities of long-term obligations and capitalization of the Company (i) at March 31, 1996, (ii) pro forma to give effect to the conversion of the Company to a C corporation, the accrual of the Dividend and the receipt of net amounts due from shareholders upon completion of this offering (see Note 10 of Notes to Financial Statements), and (iii) pro forma as adjusted to reflect the receipt and application of the net proceeds from the issuance and sale by the Company of 3,265,000 shares of Common Stock offered hereby at an assumed initial public offering price of $15.00 per share. See "Use of Proceeds." This table should be read in conjunction with the Company's Financial Statements and notes thereto appearing elsewhere in this Prospectus.



                                                                            MARCH 31, 1996
                                                                   --------------------------------
                                                                                         PRO FORMA
                                                                   ACTUAL   PRO FORMA   AS ADJUSTED
                                                                   ------   ---------   -----------
                                                                            (IN THOUSANDS)
Current maturities of long-term obligations......................  $1,029    $ 1,029      $   579
                                                                   ======    =======      =======
Long-term obligations, less current maturities...................  $5,894    $ 5,894      $   529
                                                                   ------    -------      -------
Shareholders' equity:
  Preferred Stock, $0.01 par value per share, 25 million shares
     authorized, none issued and outstanding.....................      --         --           --
  Common Stock, $0.01 par value per share, 100 million shares authorized; 12,735,000 shares issued and outstanding actual and pro forma; and 16,000,000 shares issued and outstanding
     pro forma as adjusted(1)....................................     127        127          160
  Additional paid-in capital.....................................      72         72       44,985
  Retained earnings..............................................   3,578        450          450
  Due from shareholders, net.....................................    (363)        --           --
                                                                   ------    -------      -------
          Total shareholders' equity.............................   3,414        649       45,595
                                                                   ------    -------      -------
            Total capitalization.................................  $9,308    $ 6,543      $46,124
                                                                   ======    =======      =======


- ---------------


(1) Excludes 263,250 shares of Common Stock issuable upon exercise of stock options to be granted under the Company's Employee Stock Plan on the date of this Prospectus, of which options for 21,000 shares will have exercise prices of $0.01 per share and options for 242,250 shares will have exercise prices equal to the initial public offering price. Also excludes 1,311,750 additional shares of Common Stock reserved for future issuance under the Company's Stock Plans. See "Management -- Employee Stock Plan and Director Stock Plan" and Note 11 of Notes to Financial Statements.

                                    DILUTION


     The net tangible book value of the Company at March 31, 1996, was approximately $3.4 million or $0.27 per share of Common Stock. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. Net tangible book value dilution per share represents the difference between the amount paid by purchasers of Common Stock in this offering and the pro forma net tangible book value per share of Common Stock immediately after completion of this offering.



     After giving effect to the conversion of the Company to a C corporation as though the conversion had occurred on March 31, 1996 (see Note 10 of Notes to Financial Statements), including accrual of the Dividend (which would have been approximately $2.9 million as of March 31, 1996), the receipt of net amounts due from shareholders of approximately $363,000 and recording a net deferred tax liability of $211,000, the Company's pro forma net tangible book value at March 31, 1996, prior to completion of this offering, would have been approximately $649,000 or $0.05 per share of Common Stock. After giving effect to the sale of the shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $15.00 per share, and the application by the Company of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of March 31, 1996, would have been approximately $45.6 million or $2.85 per share. This represents an immediate increase in pro forma net tangible book value of $2.80 per share to existing shareholders and an immediate dilution of $12.15 per share to new shareholders purchasing Common Stock in this offering. The following table illustrates this dilution:



    Assumed initial public offering price per share......................           $15.00
      Net tangible book value per share at March 31, 1996................  $ 0.27
      Decrease in net tangible book value attributable to payment of the
         Dividend(1).....................................................   (0.23)
      Increase in net tangible book value attributable to the receipt of
         $363,000 due from shareholders(1)...............................    0.03
      Decrease in net tangible book value attributable to establishment
         of $211,000 net deferred tax liability(1).......................   (0.02)
                                                                           ------
    Pro forma net tangible book value per share prior to this offering...    0.05
    Increase per share attributable to new shareholders..................    2.80
                                                                           ------
    Pro forma net tangible book value per share after this offering(2)...             2.85
                                                                                    ------
    Total net tangible book value dilution per share to new
      shareholders(3)....................................................           $12.15
                                                                                    ======



- ---------------



(1) See Note 10 of Notes to Financial Statements.


(2) Excludes 263,250 shares of Common Stock issuable upon exercise of stock options to be granted under the Company's Employee Stock Plan on the date of this Prospectus, of which options for 21,000 shares will have exercise prices of $0.01 per share and options for 242,250 shares will have exercise prices equal to the initial public offering price. See
     "Management -- Employee Stock Plan and Director Stock Plan" and Note 11 of Notes to Financial Statements.


(3) Total net tangible book value dilution per share to new shareholders would be $12.02 if the underwriters' over-allotment option is exercised in full.

                     SELECTED FINANCIAL AND OPERATING DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected financial and operating data are qualified by reference to and should be read in conjunction with the Company's Financial Statements and notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statement of operations data presented below for 1995 and the balance sheet data as of December 31, 1995 have been derived from the Company's Financial Statements included elsewhere in this Prospectus, which have been audited by Coopers & Lybrand L.L.P. The statement of operations data presented below for 1994 and 1993 and the balance sheet data as of December 31, 1994 have been derived from the Company's Financial Statements included elsewhere in this Prospectus, which have been audited by Gurland & Goldberg, P.A. The statement of operations data presented below for 1992 and 1991 and the balance sheet data as of December 31, 1993, 1992 and 1991 have been derived from audited financial statements not included herein. The statement of operations data for each of the three-month periods ended March 31, 1995 and 1996 and the balance sheet data as of March 31, 1996 have been derived from the unaudited Financial Statements of the Company included elsewhere in this Prospectus. Such unaudited financial statements have been reviewed by Coopers & Lybrand L.L.P. In the opinion of management, the unaudited financial statements include all normal and recurring adjustments that management considers necessary for a fair presentation of the results for such periods. The selected financial and operating data for the three months ended March 31, 1996 are not necessarily indicative of the results to be expected for 1996.


                                                                                                          THREE MONTHS ENDED
                                                        YEARS ENDED DECEMBER 31,                               MARCH 31,
                                     --------------------------------------------------------------     -----------------------
                                        1991         1992         1993         1994         1995           1995         1996
                                     ----------   ----------   ----------   ----------   ----------     ----------   ----------
STATEMENT OF OPERATIONS DATA:
  Revenues..........................    $16,206      $16,107      $18,218      $14,998      $30,204         $5,910      $11,649
                                     ----------   ----------   ----------   ----------   ----------     ----------   ----------
  Cost of services..................      8,712        7,759       10,675        9,070       18,372          3,465        7,120
  Preoperating costs................         --           --           --           --          573             --          174
  Selling, general and
    administrative
    expenses........................      5,539        7,623        7,278        6,009        9,431          1,913        3,465
                                     ----------   ----------   ----------   ----------   ----------     ----------   ----------
  Total operating expenses..........     14,251       15,382       17,953       15,079       28,376          5,378       10,759
                                     ----------   ----------   ----------   ----------   ----------     ----------   ----------
  Operating income (loss)...........      1,955          725          265          (81)       1,828            532          890
  Interest expense..................        106          150          197          292          372             81          136
  Gain (loss) on disposal of
    assets..........................         --          (36)        (314)           1           --             --           --
                                     ----------   ----------   ----------   ----------   ----------     ----------   ----------
  Net income (loss) as
    reported(1).....................      1,849          539         (246)        (372)       1,456            451          754
  Pro forma provision (benefit) for
    income taxes(1).................        717          247          (46)         (86)         619            184          312
                                     ----------   ----------   ----------   ----------   ----------     ----------   ----------
  Pro forma net income (loss)(1)....    $ 1,132       $  292       $ (200)      $ (286)      $  837          $ 267       $  442
                                      =========    =========    =========    =========    =========      =========    =========
  Pro forma net income (loss) per
    share(1)(2).....................    $  0.09      $  0.02      $ (0.02)     $ (0.02)     $  0.07(3)      $ 0.02      $  0.03(3)
                                      =========    =========    =========    =========    =========      =========    =========
  Weighted average number of shares
    of common stock
    outstanding(2).................. 12,735,000   12,735,000   12,735,000   12,735,000   12,862,061(4)  12,735,000   12,862,061(4)
                                      =========    =========    =========    =========    =========      =========    =========
NUMBER OF WORKSTATIONS
  (AT END OF PERIOD)................        120          320          320          320          550            550          984(5)



                                                                   DECEMBER 31,                         MARCH 31, 1996
                                                   --------------------------------------------   --------------------------
                                                    1991     1992     1993     1994      1995      ACTUAL     AS ADJUSTED(6)
                                                   ------   ------   ------   -------   -------   ---------   --------------
BALANCE SHEET DATA:
  Working capital (deficit)......................  $  961   $  (11)  $  160   $(1,423)  $ 1,365    $ 3,327       $ 40,354
  Total assets...................................   5,148    6,392    7,933     7,737    12,713     15,922         52,499
  Short-term obligations(7)......................     296    1,128    2,084     2,499     1,182      1,029            579
  Long-term obligations, less current
    maturities...................................     737      776    1,565     1,020     3,924      5,894            529
  Shareholders' equity...........................   2,147    2,186    1,940     1,474     2,816      3,414         45,595

- ---------------

(1) Prior to this offering, the Company was an S corporation and not subject to Federal and Florida corporate income taxes. The statement of operations data reflects a pro forma provision (benefit) for income taxes as if the Company were subject to Federal and Florida corporate income taxes for all periods. This pro forma provision (benefit) for income taxes is computed using a combined Federal and state tax rate of 37.6%. See Note 10 of Notes to Financial Statements.

(2) See Note 10 of Notes to Financial Statements for an explanation of the determination of the number of shares used in computing pro forma net income
    (loss) per share.


(3) Supplemental pro forma net income per share would have been $0.08 per share and $0.04 per share for the year ended December 31, 1995 and the three months ended March 31, 1996, respectively, giving effect to the use of a portion of the net proceeds of this offering to repay the Company's bank borrowings at January 1, 1995, and assuming an increase in the number of weighted average shares outstanding to 13,057,395.


(4) As required by generally accepted accounting principles, the weighted average number of shares outstanding for these periods includes 127,061 shares which are not actually outstanding. This number is equal to the number of shares which, when multiplied by the assumed initial public offering price of $15.00 per share, would have been sufficient to replace the amount of the Dividend (see "Distribution of S Corporation Earnings") in excess of pro forma earnings for the twelve months ended March 31, 1996.


(5) As of June 1, 1996, the Company operated five call centers with 1,619 workstations and expects to open an additional call center with 480 workstations in June 1996. In the second half of 1996, the Company expects to add two more call centers and approximately 900 additional workstations.


(6) Adjusted to give effect to the conversion of the Company to a C corporation, the payment of net amount due from shareholders upon completion of this offering, the sale of the Common Stock offered by the Company hereby (at the assumed initial public offering price of $15.00 per share) and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds." See Note 10 of Notes to Financial Statements.


(7) Short-term obligations consist of short-term debt, if applicable, and current maturities of long-term obligations, which include notes payable, installment loans and capital leases.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion of the Company's results of operations and its liquidity and capital resources should be read in conjunction with "Selected Financial and Operating Data" and the Financial Statements of the Company and related notes thereto appearing elsewhere in this Prospectus.


OVERVIEW


     PRC was incorporated in 1982 as a fulfillment company. In order to better serve the marketing and customer service needs of its clients, the Company expanded its services to include database marketing and management in 1984, and began offering teleservices in 1988. Over the next five years, PRC's teleservices activities grew dramatically as a result of the Company's work with The Upjohn Company's national marketing program for its Rogaine product. This single program represented 70.7%, 65.2% and 36.5% of the Company's total revenues for 1991, 1992 and 1993, respectively.



     In 1993, the Company made a strategic decision to focus on becoming a full-service provider of integrated services in order to attract large corporate clients with a variety of ongoing telephone-based marketing and customer service needs. The Company believed that this strategy would position it as a strategic partner with its clients and lead to the establishment of long-term relationships. To implement its strategy, the Company made significant investments in management, personnel, systems, facilities and equipment. Since 1993, investments in systems, facilities and equipment, including the value of all leased equipment, have amounted to approximately $11.0 million.


     In 1994, The Upjohn Company effected a change in its marketing strategy for the Rogaine product and elected not to extend its program with the Company. However, the Company continued to expand services to existing clients and to attract new clients. For clients other than The Upjohn Company, the Company's total revenues grew from $11.6 million for 1993 to $30.2 million for 1995.


     Today PRC offers its customers single source, integrated solutions for their teleservicing, database marketing and management, and fulfillment needs. The Company focuses its teleservicing activities on inbound (customer initiated) calls. Approximately 92.3% of the Company's 1995 teleservicing revenues (and approximately 62.3% of PRC's overall revenues) were derived from inbound calls.


     Prior to this offering, the Company elected to be treated for Federal and Florida income tax purposes as an S corporation under the Code and comparable state tax laws. As a result, earnings of the Company have been taxed for Federal and Florida income tax purposes directly to the shareholders of the Company, rather than to the Company. In connection with this offering, the Company will convert from an S corporation to a C corporation under the Code. The statement of operations data for all periods includes a provision (benefit) for Federal and state income taxes as if the Company were subject to Federal and Florida corporate income taxes for all periods. This pro forma provision (benefit) is computed using a combined Federal and state tax rate of 37.6%. See "Distribution of S Corporation Earnings" and Note 10 of Notes to Financial Statements.

RESULTS OF OPERATIONS

     The following table sets forth statement of operations data as a percentage of revenues for the periods indicated.

                                                                                   THREE MONTHS
                                                                                       ENDED
                                                   YEARS ENDED DECEMBER 31,          MARCH 31,
                                                   -------------------------     -----------------
                                                   1993      1994      1995      1995        1996
                                                   -----     -----     -----     -----       -----
Revenues.........................................  100.0%    100.0%    100.0%    100.0%      100.0%
Cost of services.................................   58.6      60.5      60.8      58.6        61.1
Preoperating costs...............................     --        --       1.9        --         1.5
Selling, general and administrative expenses.....   40.0      40.1      31.2      32.4        29.7
                                                   -----     -----     -----     -----       -----
Operating income (loss)..........................    1.4      (0.6)      6.1       9.0         7.7
Interest expense.................................    1.1       1.9       1.2       1.4         1.2
Gain (loss) on disposal of assets................   (1.7)       --        --        --          --
                                                   -----     -----     -----     -----       -----
Net income (loss) as reported(1).................   (1.4)     (2.5)      4.9       7.6         6.5
Pro forma provision (benefit) for income
  taxes(1).......................................   (0.3)     (0.6)      2.1       3.1         2.7
                                                   -----     -----     -----     -----       -----
Pro forma net income (loss)(1)...................   (1.1)%    (1.9)%     2.8%      4.5%        3.8%
                                                   =====     =====     =====     =====       =====

- ---------------

(1) Prior to this offering, the Company was an S corporation and not subject to Federal and Florida corporate income taxes. The statement of operations data reflects a pro forma provision (benefit) for income taxes as if the Company were subject to Federal and Florida corporate income taxes for all periods. This pro forma provision (benefit) for income taxes is computed using a combined Federal and state tax rate of 37.6%. See Note 10 of Notes to Financial Statements.

  THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31,
1995


     Revenues. Revenues increased $5.7 million, or 97.1%, to $11.6 million for the first three months of 1996 from $5.9 million for the comparable period of 1995. Teleservicing activities, principally inbound services, accounted for the majority of the change with an increase in revenues of $4.5 million, or 128.6%, to $8.0 million for the first quarter of 1996 from $3.5 million for the comparable quarter of 1995. The teleservicing growth was primarily a result of increased activity from existing clients, principally in the telecommunications industry. Revenues for information services in conjunction with teleservicing activities increased $600,000, or 42.9%, to $2.0 million for the first three months of 1996 from $1.4 million for the comparable period of 1995. Information services include the design, development and implementation of software applications for use in a particular client program and the integration of the Company's systems with those of its clients.



     Cost of Services. Cost of services represents labor and telephone expenses directly related to revenue generating activities as well as each department's management salaries and equipment depreciation. Cost of services increased to $7.1 million for the first quarter of 1996 from $3.5 million for the comparable period of 1995, an increase of $3.6 million, or 105.5%, primarily as a result of new employees to staff expanded operations. As a percentage of revenues, cost of services increased to 61.1% for the first three months of 1996 from 58.6% for the comparable period of 1995. This increase was attributable primarily to volume pricing for large teleservicing programs.


     Selling, General and Administrative Expenses. Selling, general and administrative expenses represent the cost of central services the Company provides to support and manage its departmental activities, including senior management, facilities expenses (including operating leases), and other support functions such as sales and marketing, human resources and accounting. Selling, general and administrative expenses increased $1.6 million, or 81.1%, to $3.5 million for the first quarter of 1996 from $1.9 million for the comparable period of 1995, primarily as a result of increased expenses attributable to new facilities as well as additional staff to support the Company's higher calling volumes in 1996. As a percentage of revenues, however, these expenses decreased to 29.7% for the three months of 1996 from 32.4% for the comparable period of 1995. This percentage decrease was directly attributable to increased revenues without a commensurate increase in expenses.

     Preoperating Costs. Preoperating costs include certain incremental costs incurred at a facility prior to the actual commencement of operations, including rent, new-hire salaries and expenses for utilities, equipment leases and security. The costs incurred for the first three months of 1996 primarily relate to the opening of a 410 workstation call center in April 1996.


     Interest Expense. Interest expense increased slightly to $136,000, or 1.2% of revenues, for the first quarter of 1996 from $81,000, or 1.4% of revenues, for the comparable period of 1995. This increase reflected higher average outstanding borrowings, which were used to finance working capital needs, to open new facilities and to purchase related equipment, and higher interest rates.



     Pro Forma Net Income. Pro forma net income increased 65.3% to $441,000, or 3.8% of revenues, for the first three months of 1996 compared to pro forma net income of $267,000, or 4.5% of revenues, for the comparable period of 1995. Pro forma net income includes a provision for Federal and state income taxes. See
Note 10 of Notes to Financial Statements.


  1995 COMPARED TO 1994

     Revenues. Revenues increased $15.2 million, or 101.4%, to $30.2 million for 1995 from $15.0 million for 1994. Teleservicing activities, principally inbound services, accounted for the majority of the change with an increase in revenues of $12.5 million, or 160.3%, to $20.3 million for 1995 from $7.8 million for 1994. The teleservicing growth was primarily a result of increased activity from existing clients, principally in the transportation industry, and the addition of new clients in the telecommunications industry. Revenues for information services in conjunction with teleservicing activities also increased $2.2 million, or 73.3%, to $5.2 million for 1995 from $3.0 million for 1994.

     Cost of Services. Cost of services increased to $18.4 million for 1995 from $9.1 million for 1994, an increase of $9.3 million, or 102.6%, primarily as a result of new employees to staff expanded operations. As a percentage of revenues, cost of services was 60.8% for 1995 and 60.5% for 1994.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $3.4 million, or 56.7%, to $9.4 million for 1995 from $6.0 million for 1994, primarily as a result of increased administrative and recruiting costs necessary to support the Company's growth, as well as increased salaries for additional sales and marketing personnel. As a percentage of revenues, however, these expenses decreased to 31.2% for 1995 from 40.1% for 1994. This percentage decrease was primarily attributable to management and related costs being unusually high relative to revenues in 1994 as the Company was positioning itself for anticipated growth by expanding its management team.

     Preoperating Costs. Preoperating costs incurred in 1995 primarily relate to the opening of a 434 workstation call center in January 1996.

     Interest Expense. Interest expense increased slightly to $372,000, or 1.2% of revenues, for 1995 from $292,000, or 1.9% of revenues, for 1994. This increase reflected higher average outstanding borrowings which were used to finance working capital needs, to open new facilities and to purchase related equipment.

     Pro Forma Net Income. Pro forma net income increased to $837,000, or 2.8% of revenues, for 1995 compared to pro forma net loss of $286,000, or 1.9% of revenues, for 1994. Pro forma net income (loss) includes a provision (benefit) for Federal and state income taxes. See Note 10 of Notes to Financial Statements.

  1994 COMPARED TO 1993

     Revenues. Revenues decreased $3.2 million, or 17.7%, to $15.0 million for 1994 from $18.2 million for 1993. The change is principally due to the loss of revenues ($5.7 million from 1993) associated with the discontinuance of The Upjohn Company's Rogaine program with the Company due to a change in marketing strategy. This program, which began in 1988, was completed in early 1994. Revenues from clients other than

The Upjohn Company increased $2.5 million, or 21.6%, to $14.1 million for 1994 from $11.6 million for 1993. Revenues from teleservicing activities, principally inbound services, for clients other than The Upjohn Company increased $1.1 million, or 17.1%, to $7.3 million for 1994 from $6.2 million for 1993. The teleservicing growth was primarily a result of increased activity from existing clients, principally in the food and beverage industry, as well as from the addition of new clients in the transportation and financial services industries. Revenues for information services and account services in conjunction with teleservicing activities from clients other than The Upjohn Company also increased $1.2 million, or 38.1%, to $4.2 million for 1994 from $3.0 million for 1993.


     Cost of Services. Cost of services decreased to $9.1 million for 1994 from $10.7 million for 1993, a decrease of $1.6 million, or 15.0%. As a percentage of revenues, cost of services was 60.5% in 1994 and 58.6% in 1993.


     Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $1.3 million, or 17.4%, to $6.0 million for 1994 from $7.3 million for 1993, primarily as a result of a decrease in compensation paid to shareholders in their capacities as employees of the Company in 1994 and expenses incurred in 1993 associated with the winding down of The Upjohn Company's Rogaine program with the Company. This decrease was partially offset by an increase in costs associated with several senior level management personnel as the Company positioned itself for growth. As a percentage of revenues, these expenses remained relatively constant.


     Interest Expense. Interest expense increased slightly to $292,000, or 1.9% of revenues, for 1994 from $197,000, or 1.1% of revenues, for 1993. This increase reflected higher average outstanding borrowings which were used to finance working capital needs and to purchase computer and telecommunications equipment.

     Pro Forma Net Income. Pro forma net loss increased 43.0% to $286,000, or 1.9% of revenues, for 1994 compared to pro forma net loss of $200,000, or 1.1% of revenues, for 1993. Pro forma net loss includes a benefit for Federal and state income taxes. See Note 10 of Notes to Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES


     The Company's primary sources of liquidity have historically been cash flow from operating activities, bank borrowings and capital lease financing. In May 1996, the Company entered into a new three-year, $15 million revolving credit facility, under which the Company may borrow up to 85% of eligible accounts receivable. During the first year of this facility, the Company may borrow (subject to the $15 million aggregate limit) an amount not to exceed $2.5 million unrelated to the level of accounts receivable (the "overformula advance") for a period of one year from the closing date of the loan. The credit facility accrues interest at the Company's option at the prime rate plus 0.5% or the LIBOR rate plus 3%; the overformula advance accrues interest at the prime rate plus 1%. The credit facility is primarily collateralized by accounts receivable. The Company is required to maintain certain financial covenants, including minimum tangible net worth and earnings, to limit capital expenditure to no more than $11 million per year and to limit additional indebtedness. The Company does not believe that these limitations on capital expenditures and indebtedness will restrain its ability to grow. The Company is also restricted from paying dividends except for tax distributions to its shareholders in connection with S corporation earnings and distributions in connection with the termination of its S corporation status. The initial borrowings under this credit facility were used to retire the $5.7 million outstanding balance under the Company's previous credit facility and a note payable with an outstanding balance of approximately $250,000. For information about the Company's previous and existing borrowings, see Notes 4 and 5 of Notes to Financial Statements.



     Capital expenditures, including capital lease financings, were $2.6 million, $2.0 million and $1.6 million for 1995, 1994 and 1993, respectively. The Company expects capital expenditures to approximate $16.0 million for 1996, including approximately $8.5 million for the two call centers the Company expects to open in the second half of 1996. Capital expenditures for the first quarter of 1996 were approximately $887,000. Historically, capital expenditures have been, and future expenditures are anticipated to be, primarily for facilities and equipment to support expansion of PRC's operations.

     The Company believes that funds generated from operations, the net proceeds of this offering, availability under its new revolving credit facility and lease financing will be sufficient to finance its current and anticipated operations and planned capital expenditures at least through 1997. The Company's long term capital requirements beyond 1997 will depend on many factors, including, but not limited to, the rate at which the Company expands its business. To the extent that the funds generated from the sources described above are insufficient to fund the Company's activities in the short or long term, the Company would need to raise additional funds through public or private financings. No assurance can be given that additional financing will be available or that, if available, it will be available on terms favorable to the Company.


     The following table sets forth certain information from the Company's statement of cash flows for the periods indicated.

                                                                                   THREE MONTHS
                                                                                       ENDED
                                                    YEARS ENDED DECEMBER 31,         MARCH 31,
                                                   ---------------------------   -----------------
                                                    1993      1994      1995     1995       1996
                                                   -------   -------   -------   -----     -------
                                                                   (IN THOUSANDS)
Net cash provided by (used in) operating
  activities.....................................  $  (880)  $ 2,264   $   600   $ 309     $  (990)
Net cash used in investing activities............   (1,230)   (1,474)   (1,578)   (356)       (479)
Net cash provided by (used in) financing
  activities.....................................    1,755      (223)      458    (322)      1,254

     Cash used in operating activities was $990,000 for the first quarter of 1996. This was the result of $1.1 million of income before depreciation and amortization offset by $2.1 million of changes in operating assets and liabilities. The additional working capital was principally related to the increase in accounts receivable resulting from the increase in revenues over the same period. Cash used in investing activities for the first three months of 1996 was $479,000, primarily related to the purchase of computer and telecommunications equipment. Cash provided by financing activities for the first quarter of 1996 was $1.3 million, reflecting revolving credit facility borrowings to fund working capital needs.

     Cash provided by operating activities was $309,000 for the first quarter of 1995. This was the result of $714,000 of income before depreciation and amortization, offset by $405,000 of changes in operating assets and liabilities. Cash used in investing activities for the first three months of 1995 was $356,000, primarily related to the purchase of computer and telecommunications equipment. Cash used in financing activities for the first quarter of 1995 was $322,000, reflecting repayments on long-term obligations.

     Cash provided by operating activities was $600,000 for 1995, reflecting $2.6 million of income before depreciation and amortization, offset by $2.0 million of changes in operating assets and liabilities. The additional working capital was principally related to the increase in accounts receivable resulting from the increase in revenues over the same period. Cash used in investing activities for 1995 was $1.6 million, primarily related to the purchase of telecommunications equipment, and, to a lesser extent, computers and leasehold improvements. Cash provided by financing activities for 1995 was $458,000, reflecting revolving credit facility and other bank borrowings to fund working capital needs and capital expenditure requirements.

     Cash provided by operating activities was $2.3 million for 1994, reflecting $423,000 of income before depreciation and amortization, plus $1.9 million of changes in operating assets and liabilities. The working capital change was principally related to the decrease in accounts receivable resulting from the decrease in revenues over the same period. Cash used in investing activities for 1994 was $1.5 million, primarily related to the purchase of computer equipment and, to a lesser extent, telecommunications equipment and leasehold improvements. Cash used in financing activities for 1994 was $223,000, reflecting net repayments of long-term obligations.

     Cash used in operating activities was $880,000 for 1993, reflecting $1.6 million of changes in operating assets and liabilities, offset by $726,000 of income before depreciation and amortization and loss on disposal of assets. The additional working capital was principally related to the increase in accounts receivable resulting from the increase in revenues over the same period. Cash used in investing activities for 1993 was $1.2 million, primarily related to the purchase of computer equipment. Cash provided by financing activities for 1993 was $1.8 million, reflecting revolving credit facility and other bank borrowings to fund working capital needs and capital expenditure requirements.

INFLATION

     Inflation has not had a material impact upon operating results, and the Company does not expect it to have such an impact in the future. However, there can be no assurance that the Company's business will not be affected by inflation in the future.

QUARTERLY RESULTS

     The Company has experienced and expects to continue to experience quarterly variations in revenues and operating income principally as a result of the timing of clients' marketing campaigns and customer service programs, the commencement of new contracts, changes in the Company's revenue mix among its various service offerings, construction and start-up of new call centers and the timing of additional selling, general and administrative expenses to acquire and support such new business. While the effects of seasonality on PRC's business often are obscured by the addition of new clients and growing revenues, the Company's business tends to be slower in the first and third quarters of its fiscal year because client marketing and customer service programs are typically slower in the post-holiday and summer months.

RECENTLY ISSUED ACCOUNTING STANDARDS


     The Financial Accounting Standards Board has issued two financial accounting standards ("FAS") which became effective January 1, 1996. The standards are FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and FAS 123, "Accounting for Stock-Based Compensation."


     FAS 121 requires that long-lived assets, such as property and equipment, and certain identifiable intangibles to be held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss, based on the fair value of the asset, should be recognized if the expected future cash flows (undiscounted and without interest charges) resulting from the use and eventual disposition of the asset is less than the carrying amount of the asset. Based on the Company's current operating results and circumstances, FAS 121 is not expected to impact its financial position or results of operations.

     FAS 123 establishes a fair value based method of accounting for stock-based compensation plans. It encourages, but does not require, entities to adopt that method in place of current practice. The standard also requires pro forma disclosures of results and earnings per share even if the new accounting method is not adopted. The Company does not expect to adopt the non-mandatory provisions of FAS 123. Accordingly, the standard will not impact the Company's financial position or results of operations.

                                    BUSINESS

GENERAL


     PRC is a leading full-service provider of telephone-based marketing and customer service solutions on an outsourced basis to large corporations. Through the integration of its teleservicing, database marketing and management, and fulfillment capabilities, the Company is able to provide a "one-stop" solution to meet its clients' needs. The Company believes that its one-stop solution approach, combined with its sophisticated use of advanced technology, provide a distinct competitive advantage in attracting clients seeking to cost-effectively contact or service prospective or existing customers. The Company's ongoing clients include several divisions of AT&T Corp., British Airways plc, Taco Bell Corp., Ryder Truck Rental, Inc. and FTD, Inc. New clients expected to contribute to 1996 revenues include United Parcel Service of America, Inc., DirecTV, Pizza Hut Inc. and Video Guide.



     PRC's revenues increased 101.4% to $30.2 million for 1995. For the first quarter of 1996, revenues increased 97.1% to $11.6 million from $5.9 million for the comparable quarter of 1995. Since 1993, the Company has focused primarily on customer service programs for large corporations with significant ongoing teleservicing needs. As a result, most of the Company's teleservicing activities involve inbound (customer initiated) calls rather than outbound (PRC initiated) calls. For the first quarter of 1996, 82.2% of the Company's teleservicing revenues were from inbound calls. By the end of June 1996, the Company will be operating approximately 2,100 workstations in six telephone call centers capable of handling up to 30 million calls per month and expects to add two additional call centers and approximately 900 additional workstations in the second half of 1996.


INDUSTRY OVERVIEW

     The telephone-based marketing and customer service industry has experienced substantial growth over the past ten years. Telephone-based direct marketing expenditures increased from an estimated $34 billion in 1984 to an estimated $77 billion in 1994. Telephone contact with customers is increasing as more companies realize its benefits, including high response rates, low cost per transaction and direct interaction with customers, which allows on-line access to detailed customer or product information and immediate response to customer inquiries. With the proliferation of toll-free "800" and "888" numbers, the telephone is becoming a principal means of providing customer service.


     The Company believes that only a small percentage of the $77 billion in teleservicing expenditures in 1994 was for outsourced services. The Company expects that large companies increasingly will outsource these activities in order to focus internal resources on their core competencies and to improve the quality and cost-effectiveness of their marketing and customer service efforts by using the experience and specialized capabilities of larger-scale teleservices providers. The Company also believes that organizations with superior customer service and sophisticated, advanced technology, such as PRC, will particularly benefit from this outsourcing trend.


     The teleservices industry has evolved over the last ten years from primarily single-facility, low-technology environments to large, full-service organizations with multi-location, high-volume call centers. This evolution has resulted primarily from the development of sophisticated computer and telecommunications equipment and software which enable teleservices providers to implement large-scale, professional programs. However, the industry remains highly fragmented and is comprised of a large number of in-house operations and independent companies. Many of these organizations provide only a limited number of services.

BUSINESS STRATEGY

     PRC's objective is to become the premier full-service provider of telephone-based marketing and customer service solutions. The Company's strategy for achieving this objective is to offer high-quality, fully integrated services to its clients which are customized to address each client's unique needs and to improve the quality and cost-effectiveness of the client's marketing and customer service operations. The Company believes it possesses, and is enhancing, a number of competitive strengths that will help it achieve its objective, including:

     - "One-Stop" Solutions Through Fully Integrated Services. The Company's integration of teleservicing, database marketing and management, and fulfillment services as part of a one-stop solution provides a cost-effective and efficient method for its clients to manage their growing direct marketing and customer service needs. The Company is typically involved in all stages of formulating, designing and implementing its clients' marketing and customer service programs. PRC believes that this solution-oriented, value-added approach to addressing its clients' needs distinguishes PRC from its competitors and plays a vital role in the Company's ability to attract and retain clients.

     - Advanced Technology. The Company's sophisticated use of advanced technology enables it to develop and deliver solutions to its clients' complex marketing and customer service needs. Through the efforts of its information services group comprised of over 100 information systems specialists, the Company has designed comprehensive systems that allow it to rapidly develop and implement application software for each client's program and to integrate the Company's centrally managed wide area network with the client's management information systems. PRC has also developed specialized software programs, CCPro and PRC On-Line, which more cost-effectively utilize the Company's hardware capabilities and also provide a seamless interaction with its clients' systems. CCPro, a call management software program jointly developed with an unaffiliated software development company, is able to predict when an overflow of inbound calls is imminent and automatically redirects inbound calls to outbound customer service representatives working on universal workstations. PRC On-Line, a proprietary software package, allows PRC clients to review their programs on line, in real time to obtain comprehensive trend analyses and to instantly alter program parameters.


     - Rapid Deployment of Call Centers. PRC has the ability to have a call center fully operational in approximately 60 days, as demonstrated by the recent openings of a 225 workstation call center and a 410 workstation call center in April 1996 and the planned opening of a 480 workstation call center in June 1996. The Company plans in advance of the actual need for new call centers by maintaining a list of prospective sites that can be leased on short notice and have been pre-qualified in terms of the availability of necessary utilities and parking, suitability for build-out as a call center and access to a suitable labor pool. This ability to rapidly expand its capacity has enabled the Company to provide rapid response to its clients' needs and to compete effectively for new business opportunities. In the second half of 1996, the Company expects to add two new call centers and approximately 900 additional universal workstations.


     - Long-Term Client Relationships. The Company seeks to develop long-term client relationships by becoming an integral part of its clients' overall marketing and customer service efforts. Account services teams, comprised of representatives of the teleservices, information services and fulfillment departments, work closely with each client to formulate, design and implement the client's program. This close working relationship positions PRC as a strategic partner with its clients.


     - Strong Commitment to Quality. PRC strives to achieve the highest quality standards in the industry. Approximately 80% of PRC's customer service representatives are full-time, which the Company believes results in greater stability and quality in the workforce. The Company has developed a rigorous screening process for new hires. All new representatives participate in extensive classroom and on-the-job training programs lasting up to five weeks. After training, each representative's performance is monitored regularly through on-site supervision, remote and on-site call monitoring and on-line performance tracking. The Company's client commitment team ensures that the Company fulfills its commitments in connection with each client program in a timely manner. Because PRC's services involve direct contact with its client's customers, the Company's commitment to quality is critical to its ability to attract and retain clients.


OPERATIONS OVERVIEW

     PRC's operations are organized to effectively provide one-stop solutions to its clients' marketing and customer service needs. Each client program is managed by an account services manager who is generally dedicated to a single client. The account services manager assembles a team from the teleservices, information services and fulfillment operating groups which is assigned responsibility for a program throughout its term. This team works with the client to formulate and design a marketing or customer service program tailored to achieve that client's objectives. In implementing the program, the account services team is supported by the human resources department which carefully selects the customer service representatives for that particular program. In addition, the quality assurance and client commitment teams monitor the program to ensure that it is carried out in accordance with specifications. The Company believes that its integrated team approach and solution-oriented focus provide PRC with a distinct competitive advantage.

     Program Formulation and Design. PRC's account services team works with the client to formulate a marketing and customer service program suited to the client's needs. The information services group uses its substantial expertise in rapid application development and effective systems integration to help clients more effectively target marketing programs, resulting in higher response rates and profitability, and to design customer service programs which capture information useful in the client's customer retention programs and other marketing operations. PRC offers a wide array of services, including formulating, designing and customizing database architecture, programming, demographic and psychographic profiling, and scripting. For 1995 and the first quarter of 1996, account services and information services were 23.0% and 22.6% of the Company's total revenues, respectively.

     Program Implementation. PRC's account services team works with the teleservices and fulfillment operating groups to implement the client's marketing or customer service program. Teleservicing operations involve direct communication with the clients' customers through inbound (customer initiated) or outbound (PRC initiated) calls. For 1995, teleservices accounted for 67.3% of the Company's total revenues. Of this amount, 92.3% resulted from inbound calls. For the first quarter of 1996, teleservices accounted for 68.5% of the Company's total revenues, of which 82.2% resulted from inbound calls.

     In handling inbound calls, the Company's customer service representatives respond to a variety of customer requests, including inquiries, complaints, direct mail responses and order processing. The customer typically calls a toll-free "800" number to request product or service information, place an order for a product or service, or obtain assistance regarding a previous order or purchase (including "help line" support). PRC's automated call distributors and digital switches identify each inbound call by "800" number and route the call to a PRC representative trained for that client's program. Simultaneously with receipt of the call, the representative's computer screen displays customer, product and service information relevant to the call.

     PRC's outbound services include conducting customer satisfaction and preference surveys and cross-selling client products, as well as providing pro-active customer management with the goal of increased sales and enhanced customer retention. In almost all cases, outbound calls are made to existing customers of the client or to respond to customer initiated inquiries. The Company's outbound call management system utilizes predictive dialers which automatically dial the telephone numbers, determine if a live connection is made and present connected calls to a customer service representative who has been trained specifically for the client's program. The customer's name, other information about the customer and the program script simultaneously appear on the customer service representative's computer screen. The representative then uses the script to take an order for the client's product or service or to request information for addition to the client's database.

     The Company's teleservicing operations have been greatly enhanced by the use of universal workstation technology. Universal workstations allow the customer service representative to automatically handle either inbound or outbound calls as the demand dictates. The Company's call management software program, CCPro, predicts when an overflow of inbound calls is imminent and automatically directs inbound calls to customer service representatives working on universal workstations who would otherwise be handling outbound calls. This ensures that calls from existing customers or prospective customers are answered promptly. It also increases efficiency from the client's standpoint by allowing the customer service representative (for whose services the client generally pays by the hour) to be productive with either inbound or outbound calls. As of May 1, 1996, over 90% of the Company's workstations were universal workstations and the Company expects that all workstations added in the future will be universal.

     Information obtained during a customer call by the PRC customer service representative is captured by the Company's database marketing and management systems. This information is used by PRC to ensure high quality performance and to provide fulfillment services if necessary. PRC's database marketing and management technology also enables the Company to seamlessly connect with its clients' systems and thus deliver on-line, real-time program information. PRC's clients accessing this information through PRC On-Line or other reports to obtain comprehensive trend analyses are able to monitor, evaluate and alter program parameters as necessary to improve effectiveness.

     Fulfillment services include high-speed laser and electronic document printing, lettershop, and mechanical inserting, sorting, packaging and mailing capabilities. While fulfillment services represent a relatively small portion of the Company's revenues, they enable the Company to support full-service marketing and customer service programs by managing and fulfilling requests for literature, pharmaceutical products and other specialty items and by permitting the rapid distribution of client marketing information. For 1995 and the first quarter of 1996, fulfillment accounted for 9.3% and 8.7%, respectively, of the Company's total revenues.

     Quality Assurance. PRC maintains its strong commitment to quality through its quality assurance and client commitment teams. Within each of PRC's operating divisions the quality assurance teams monitor performance to ensure that the Company's services are delivered at a level of quality that meets the Company's and client's standards. For example, in the teleservicing department, the quality assurance team monitors customer service representatives in order to maintain quality and efficiency, including compliance with the client's script and number and length of calls handled. The client commitment team functions on a company-wide basis to audit the fulfillment of the Company's commitments to the client with respect to each program.

     Client Reporting. Data derived from marketing and customer service programs are a source of valuable information to PRC's clients in evaluating ongoing programs and planning and designing future programs. PRC has developed technologies and reporting procedures that effectively convert raw data gathered during the course of the program into useful information upon which clients can base strategic decisions and more effectively respond to customer needs and inquiries. PRC's proprietary software product, PRC On-Line, allows clients to monitor their programs on line, in real time to obtain comprehensive trend analyses and modify program parameters as necessary. In addition, PRC provides clients with customized reports in printed form, electronic mail, computer-to-computer transmission, disk, tape and on-line.

TECHNOLOGY

     PRC's sophisticated use of advanced technology enables it to develop and deliver solutions to its clients' complex marketing and customer service needs. The Company's information services group, which includes over 100 information systems specialists, has developed the Company's call management and database marketing and management systems. The information services group uses this platform to design and implement application software for each client's program. The Company believes that its platform is among the most advanced in the industry and provides a significant competitive advantage in attracting new business. Since 1993, investments in these systems, including the value of leased equipment, have amounted to approximately $8.7 million.

     The Company utilizes a UNIX-based open architecture system comprised of multiple computer systems which, in conjunction with its rapid application tool for user interface development, allows PRC to expand capacity from a PC-class computer to a mainframe without rewriting software, and provides flexibility in designing applications tailored to the clients' needs. In conjunction with the Company's use of Oracle and Sybase database applications, the UNIX-based open architecture system permits the Company to seamlessly interact with many different types of client systems and permits the utilization of a "hub and spoke" configuration to electronically link each call center's system to the Company's operational headquarters, resulting in a centrally managed wide area network. PRC also utilizes computer-telephone integration and universal workstation technologies as part of its wide area network. All PRC hardware is attached to an uninterruptable power supply designed for protection against outages or any data loss due to power variations, as well as a diesel generator to assure an uninterrupted power source. The Company believes that the integrity of client information is more than adequately protected by its data security system and its off-site disaster back-up storage facilities.

     PRC On-Line. The Company's proprietary software application, PRC On-Line, allows its clients to review their programs' progress on line, in real time to obtain comprehensive trend analyses and to instantly alter program parameters. The Company believes that the capabilities of its PRC On-Line software application provide it with a significant competitive advantage, particularly with large, sophisticated marketing-oriented companies. The increased communication and control provided by PRC On-Line allows clients to utilize PRC's services as a seamless extension of their in-house marketing and customer services operations.

     CCPro. The Company's call management software program, CCPro, enables the Company to more efficiently utilize its universal workstations. CCPro encompasses all aspects of call management, including predictive dialing, outbound call management, call routing and dynamic reallocation between inbound and outbound calls. CCPro is able to predict when an overflow of inbound calls is imminent and automatically directs these calls to available outbound operators. PRC has a non-exclusive, perpetual, worldwide license to use CCPro, which it developed in conjunction with an unaffiliated software development company. Because this software is available to the Company on a royalty-free basis, the Company believes its cost per workstation is significantly less than its competitors who license third-party software.

PERSONNEL AND TRAINING


     PRC believes that its rigorous approach to hiring and training its employees is a key component of its ability to provide high quality service. The Company carefully selects the locations for its call centers based on demographic studies in order to ensure the availability of an adequate and qualified pool of potential employees. Its hiring procedures are designed to ensure that only the most qualified candidates are offered employment. The Company offers extensive classroom and on-the-job training programs for its personnel, including instruction on the businesses of PRC's clients and proper telephone sales and customer service techniques. Each new customer service representative receives up to five weeks of training, which provides the skills training he or she needs to work on a specific, dedicated client program. The Company offers a benefits package to all full-time employees after six months of employment. The Company believes that such a careful selection process results in a high quality, dedicated work force. As of May 1, 1996, the Company had 1,749 full-time employees and 66 part-time personnel, of which 1,452 of the full-time employees and all of the part-time personnel were customer service representatives. The Company believes that its percentage of full-time customer service representatives is high relative to its competitors, and that this results in greater stability and quality in its workforce. None of PRC's employees is subject to a collective bargaining agreement. The Company considers its relations with its employees to be good.


SALES AND MARKETING

     The Company believes its reputation for providing high quality, one-stop solutions has enabled it to obtain new business through requests for proposals, client referrals and cross-selling to existing clients. In addition, the Company's sales and marketing group actively pursues new business opportunities by identifying companies and industries which can benefit from the Company's services. Working with the information services group, the sales and marketing team is able to demonstrate to prospective clients its rapid application development and effective systems integration capabilities to meet the proposed program objectives. The Company has hired, and continues to seek to hire, sales and marketing personnel with significant industry experience in order to take advantage of their expertise and established relationships.

CLIENT RELATIONSHIPS

     The Company seeks to develop and maintain long-term relationships with its clients. PRC targets those companies which have the potential for generating recurring revenues due to the magnitude of their marketing programs or customer service departments. PRC believes that its clients view it as a strategic partner and a valuable resource in formulating, designing and implementing their marketing and customer service programs. As of May 1, 1996, the Company provided its services to over 40 clients in industries such as telecommunica-tions, transportation, consumer products and food and beverage. The Company's ongoing clients include several divisions of AT&T Corp., British Airways plc, Taco Bell Corp., Ryder Truck Rental, Inc. and FTD, Inc. New clients expected to contribute to 1996 revenues include United Parcel Service of America, Inc., DirecTV, Pizza Hut Inc. and Video Guide. The Company's five and two largest clients accounted for 77.0% and 59.4%, respectively, of its total revenues for 1995, and 76.5% and 66.2%, respectively, of total revenues for the first quarter of 1996. Revenues generated by the various divisions of AT&T, the Company's largest client, accounted for 42.1% of revenues for 1995 and 61.3% of revenues for the first quarter of 1996. Revenues from Ryder Truck Rental, Inc. accounted for 17.3% of total revenues for 1995, but no client other than AT&T accounted for 10% or more of total revenues for the first quarter of 1996.



     Although the Company enters into written contracts with its clients, generally either party retains the right to terminate on varying periods of prior notice. Contracts typically encompass all aspects of the Company's relationship with the client, with all charges set forth in one document. The Company's teleservicing charges are usually based either on a fixed hourly fee for dedicated service or on a transaction (i.e., number of calls completed) basis for shared environments. Charges for database marketing and management services are based on an hourly rate or on the volume of information stored. Fulfillment service charges are typically assessed on a transaction basis, with an additional charge for warehousing products. The Company assesses separate charges for program design, development and implementation, database design and management, training or retraining of personnel, processing and access fees and account services, where appropriate.


COMPETITION


     The industry in which PRC operates is very competitive and highly fragmented. PRC's competitors range in size from very small firms offering specialized applications and short-term projects, to large independent firms and the in-house operations of many clients and potential clients. In-house teleservicing and customer service organizations comprise the largest segment of the industry. The market includes non-captive teleservicing and customer service operations such as APAC TeleServices, Inc., ITI Marketing Services, Inc., MATRIXX Marketing Inc., SITEL Corporation, TeleServices Resources and West Telemarketing Corporation. In addition, some of PRC's services also compete with other forms of direct marketing such as mailhouses, television, radio and on-line services as well as the Internet. PRC believes that the principal competitive factors in its industry are a reputation for quality, sales and marketing results, price, technological expertise, and the ability to promptly provide clients with customized and creative solutions and approaches to their marketing and customer service needs. The Company believes that it competes favorably with other companies with respect to the foregoing factors for large-scale, ongoing marketing and customer service programs where the principal competitive factor is quality. The Company has not chosen to compete for high-volume outbound marketing programs where the principal competitive factor is price. A number of competitors currently have capabilities and resources greater than PRC's, which might competitively disadvantage PRC in bidding for very large programs.


GOVERNMENT REGULATION


     Telephone sales practices are regulated at both the Federal and state level. The rules of the Federal Communications Commission (the "FCC") under the Federal Telephone Consumer Protection Act of 1991 (the "TCPA") prohibit the initiation of telephone solicitations to residential subscribers before 8:00 a.m. or after 9:00 p.m., local time, and prohibit the use of automated telephone dialing equipment to call certain telephone numbers. In addition, the FCC rules require telemarketers to have procedures in place to maintain lists of residential customers who do not want to receive telephone solicitations and to avoid making calls to those customers. The FCC rules also prohibit the use of pre-recorded or artificial voice calls to consumers (with limited exceptions) and advertising via telephone facsimile machines. Violation of these FCC rules may result in the imposition of injuctive relief or monetary damages.


     The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 (the "TCFAPA") broadly authorizes the Federal Trade Commission to issue regulations prohibiting misrepresentation in telephone sales. In August 1995, the FTC issued rules under the TCFAPA. These rules set forth disclosure requirements for telemarketers when placing calls, prohibit deceptive telemarketing acts or practices during solicitation, provide guidelines on collecting payments by check and credit cards, provide restrictions on abusive telephone solicitation practices and promulgate certain record keeping requirements. Violation of these FTC rules may also result in the imposition of injuctive relief or monetary damages.


     The Company believes that it is in compliance with the TCPA and the FCC rules thereunder and with the FTC's rules under the TCFAPA. The Company trains its customer service representatives to comply with the FTC and FCC rules and programs its call management system to avoid telephone calls during restricted hours or to individuals maintained on PRC's "do-not-call" list.


     Most states have enacted or are considering legislation to regulate telephone solicitations. For example some states require telemarketers to be licensed by state regulatory agencies prior to soliciting purchasers within that state. Additionally, telephone sales in certain states cannot be final unless a written contract is delivered to and signed by the buyer and may be cancelled within three business days. At least one state also prohibits telemarketers from requiring credit card payment and several other states require certain telemarketers to obtain licenses and post bonds. Penalties for violation of these state telemarketing regulations vary from state to state and include civil as well as criminal penalties. From time to time, bills are introduced in Congress which, if enacted, would regulate the use of credit information. The Company cannot predict whether this legislation will be enacted and what effect, if any, it would have on the Company or its industry.


     The industries served by the Company are also subject to varying degrees of government regulation. The Company works closely with its clients and their advisors to develop the scripts to be used by PRC in connection with making consumer contacts. In connection with its fulfillment service, the Company holds complimentary drug distributor and prescription drug wholesaler permits issued by the State of Florida allowing the Company to handle and distribute drugs to doctors and pharmacists. The Company generally requires its clients to indemnify PRC against claims and expenses arising with respect to the Company's services performed on its clients' behalf. The Company has never been held responsible for the regulatory noncompliance by a client.

FACILITIES

     The Company's corporate headquarters are located in Miami, Florida in leased facilities consisting of 56,745 square feet of office space. Approximately 53,745 square feet of the corporate office space are leased, while the remaining 3,000 square feet are subleased. The primary leases terminate in 1997, with the Company holding the option to extend for two three-year terms. The sublease also terminates in 1997, with the Company holding the option to renew for three three-year terms. The Company's fulfillment operations are located in a separate leased facility in Miami, Florida consisting of 47,577 square feet. This lease expires in 2001 and the Company has the option to extend the lease for one five-year term.

     The Company leases the facilities listed below for its call centers, all of which are located in Florida:


                                                                              CURRENT NUMBER
                                                                                    OF
                            LOCATION                         OPENING DATE      WORKSTATIONS
     ------------------------------------------------------  ------------     --------------
     4300 N.W. 135th St., Miami............................      May 1988            120
     1505 N.W. 167th St., Miami (site of headquarters).....     July 1992            430
     14261 Industrial Way, Miami Lakes.....................  January 1996            434
     1525 N.W. 167th St., Miami............................    April 1996            225
     11975 S.W. 140th Terrace, Miami.......................    April 1996            410
     5166 E. Colonial Dr., Orlando.........................     June 1996            480
                                                                                  ------
               Total.......................................                        2,099
                                                                                  ======


     Of the total number of workstations listed above, 1,949 are universal workstations which can be used for both inbound and outbound calls. The numbers in the table do not include workstations used for training.

     The leases for these facilities generally expire between 1997 and 2005, and all leases contain renewal options. The Company also leases additional facilities incidental to its operations. The Company believes that its existing facilities are suitable and adequate for its current operations, but additional facilities will be required to support growth. The Company further believes that suitable space will be available as needed to expand its business on commercially reasonable terms. In addition to the facilities list above, the Company anticipates that it will open two new call centers and add approximately 900 universal workstations in the second half of 1996. See
"Management -- Compensation Committee Interlocks and Insider Participation" and
Note 7 of Notes to Financial Statements.


LEGAL PROCEEDINGS

     The Company is not involved in any legal proceedings that, individually or in the aggregate, management believes will have a material adverse effect on the Company or its operations if decided adversely to the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to the executive officers and directors of the Company:

         NAME           AGE                              POSITION
- ----------------------  ---       -------------------------------------------------------
Mark J. Gordon          48        Chairman of the Board and Chief Executive Officer
David L. Epstein        32        President and Director
James F. Murray         43        Chief Operating Officer and Director
Richard D. Mondre       51        Executive Vice President, General Counsel, Secretary
                                    and Director
Richard N. Ferry, Jr.   44        Senior Vice President -- Business Development
Thomas C. Teper         34        Vice President -- Facilities Acquisition and
                                    Development
Joseph E. Gillis        39        Chief Financial Officer and Treasurer

     The following sets forth the background of each of the Company's executive officers and directors, including the principal occupation of those individuals for the past five years:

          Mark J. Gordon joined the Company in 1984 and became a director at that time. Mr. Gordon has served as the Company's Chief Executive Officer since 1985.

          David L. Epstein joined the Company in 1982, was named Executive Vice President in 1984, and has served as its President since 1985. He became a director of the Company in April 1996.

          James F. Murray joined the Company in November 1993 as its Chief Operating Officer and was named a director in May 1996. From November 1988 to November 1993, Mr. Murray was the Executive Vice President in charge of overall operations of Altman Development Company, a large multi-family residential real estate development and management company. Mr. Murray is a Certified Public Accountant.

          Richard D. Mondre joined the Company in March 1996 as its Executive Vice President, General Counsel and Secretary. He became a director of the Company in May 1996. From January 1983 to March 1996, Mr. Mondre was a partner at the law firm of Rubin Baum Levin Constant Friedman & Bilzin, which serves as the Company's regular outside counsel. Mr. Mondre remains "Of Counsel" to that law firm.

          Richard N. Ferry, Jr. joined the Company in November 1994 as its Vice President -- Business Development and was appointed a Senior Vice President in that position in May 1996. From November 1993 to November 1994, Mr. Ferry was a principal of Virtual Marketing International, providing consulting services to a number of companies, including many of the Company's competitors, in the teleservicing and direct marketing industries. From November 1991 to November 1993, Mr. Ferry was the Director of Marketing Services at Century Telecommunications, a provider of telephone services, and from September 1984 until November 1991, Mr. Ferry was the Vice President of Operations for Advanced Telemarketing Corp., a provider of teleservices.

          Thomas C. Teper joined the Company in May 1990 as the Vice President of Finance and Chief Financial Officer. Mr. Teper was appointed Vice President of Corporate Planning and Development in January 1994 and Vice President -- Facilities Acquisition and Development in May 1996. Mr. Teper is a Certified Public Accountant.

          Joseph E. Gillis joined the Company in November 1994 as its Chief Financial Officer and Treasurer. From October 1993 until joining the Company, Mr. Gillis was the Chief Financial Officer of William Schneider, Inc., a jewelry manufacturer. From June 1989 to October 1993, Mr. Gillis was the Vice President of Finance for the Vertical Blind Division of Hunter Douglas, Inc., a manufacturer of window coverings, or its predecessor, Profile Corporation. Mr. Gillis is a Certified Public Accountant.

INDEPENDENT DIRECTORS; COMMITTEES

     The Company intends to add two independent members to its Board of Directors within 90 days after the date of this Prospectus.

     The Company's Board of Directors will establish an Audit Committee, a majority of the members of which will be independent directors, and a Compensation Committee, all the members of which will be independent directors. The Audit Committee will recommend the annual engagement of the Company's auditors, with whom the Audit Committee will review the scope of audit and non-audit assignments, related fees, the accounting principles used by the Company in financial reporting, internal financial auditing procedures and the adequacy of the Company's internal control procedures. The Compensation Committee will determine executive officers' salaries and bonuses and will administer the Company's Stock Plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company did not have a Compensation Committee during its last completed year. The compensation of the Company's executive officers was determined by Mr. Gordon, as the Company's sole director, for this period.


     The Company's facility at 4300 N.W. 135th Street, Miami, as well as two additional facilities located at 4250 N.W. 135th Street, Miami, and 13180 N.W. 43rd Avenue, Miami (both of the latter facilities are currently used for warehouse space), are leased to the Company by a corporation, of which Mr. Gordon is the sole shareholder. Prior to May 1, 1996, such facilities were leased to the Company on a month-to-month basis. Rent expenses under this arrangement amounted to approximately $345,000, $211,000 and $194,000 for 1993, 1994 and 1995, respectively. In May 1996, the Company entered into written leases for such facilities. The leases commenced on May 1, 1996 and run for a term of five years with the Company holding a five-year renewal option. The aggregate monthly rents for these three properties is approximately $23,000. The Company believes that the rents payable under these leases are no less favorable to it than could be obtained from unaffiliated parties. See Note 7 of Notes to Financial Statements.



     The Company has guaranteed mortgage loans of the affiliated corporation (mentioned above) which is owned by Mr. Gordon and which leases property to the Company. Mr. Gordon has agreed to indemnify the Company for any losses incurred by reason of such guaranty. As of May 1, 1996, the outstanding principal balances on these three loans were approximately $888,000, $167,000 and $151,000, respectively, and the monthly payment amounts were approximately $9,000, $2,000 and $2,000, respectively. The largest outstanding balances for these loans for 1993, 1994 and 1995 were $1.4 million, $1.4 million and $1.3 million, respectively. See Note 7 of Notes to Financial Statements.



     The Company subleases its facility at 11975 S.W. 140th Terrace, Miami, from a partnership owned jointly by Messrs. Gordon and Epstein. The term of this sublease expires in January 1999 and the monthly rental obligation is approximately $13,000 for 1996, $14,000 for 1997 and $15,000 for 1998. The
property is subleased to the Company on the same terms as the primary lease with an unaffiliated party. The affiliated partnership holds an option to purchase the property. The Company also subleases a parking facility adjacent to the 11975 S.W. 140th Terrace facility from the same affiliated partnership. This sublease also expires in January 1999 and the monthly rental obligation is approximately $2,000 plus one-twelfth of the applicable real estate taxes. This property is also subleased to the Company on the same terms as the primary lease. The Company was originally the lessee under both primary leases, but assigned its interest to the partnership in May 1996 for nominal consideration. The Company has also entered into a net lease with the aforementioned partnership for an additional parking area to be effective when the partnership acquires the parking area. The acquisition is expected to occur in June 1996. The term of the lease will expire five years from the date of the acquisition and the monthly rental obligation will be approximately $2,500. The Company believes that the rents payable under these subleases and the net lease, when effective, are, or will be, no less favorable than could be obtained from unaffiliated parties. See Note 7 of Notes to Financial Statements.



     Nu World Realty, Inc. ("Nu World"), a company which is owned by a relative of Mr. Gordon, has acted, and will continue to act, as a co-broker in transactions pursuant to which the Company leases some of its facilities. Mr. Gordon is licensed to act as a real estate salesperson for Nu World and receives a portion of the commissions payable to Nu World. From January 1, 1993 to May 1, 1996, Nu World had earned approximately $89,000 in commissions from the lessors in connection with these lease transactions, of which Mr. Gordon was paid approximately $46,000. The Company has paid no portion of these commissions and believes that the brokerage fees paid in connection with these lease transactions are consistent with industry standards.



     A portion of the drawings under the Company's new three-year, $15 million credit facility was used to repay the approximate outstanding amount of $5.7 million under the Company's $5.8 million revolving credit facility which was to expire on May 30, 1996, and a bank note payable in the approximate outstanding amount of $250,000 scheduled to mature in October 1996. The $5.8 million credit facility was guaranteed by Messrs. Gordon and Epstein and the bank note was guaranteed by Mr. Gordon. A portion of the proceeds of this offering will be used to repay all outstanding amounts under various installment loans guaranteed by Messrs. Gordon and/or Epstein. The aggregate outstanding amounts under these loans as of June 1, 1996 was approximately $800,000. See Notes 4 and 5 of Notes to Financial Statements.



     For information concerning the Dividend to be paid by the Company to its current shareholders in 1996 and the Tax Agreement to be entered into between the Company and its current shareholders, see "Distribution of S Corporation Earnings."



     The Company has from time to time advanced amounts to Messrs. Gordon and Epstein. Such advances have been made on an interest-free basis. During 1993, 1994 and 1995, the largest amount of such advances to Mr. Gordon was approximately $78,000, $105,000 and $216,000, respectively. The outstanding balance at March 31, 1996 was approximately $295,000. The largest amount of advances to Mr. Epstein during 1993, 1994 and 1995 was approximately $126,000, $105,000 and $127,000, respectively. The outstanding balance owed by Mr. Epstein at March 31, 1996 was approximately $206,000. As of March 31, 1996, the Company was indebted to Mr. Gordon and Mr. Epstein for approximately $32,000 and $105,000, respectively. These advances were represented by notes paying interest at 6% per annum. The net amount owed to the Company by Mr. Gordon and Mr. Epstein will be repaid concurrently with the closing of this offering. See Note 7 of Notes to Financial Statements.


DIRECTOR COMPENSATION


     Prior to this Offering, directors have not received compensation for acting as such. After this offering, directors who are not employees or officers of the Company will receive a quarterly retainer of $1,500 and will receive $500 for attendance at each meeting of the Board of Directors or committee thereof. Such directors will also receive an option to purchase 2,500 shares of Common Stock upon initial election and upon each re-election as a director at the Company's annual meeting of shareholders. Directors may also be reimbursed for certain expenses in connection with attendance at Board and committee meetings. Other than with respect to reimbursement of expenses, directors who are employees or officers of the Company will not receive additional compensation for service as a director. See "Employee Stock Plan and Director Stock Plan."


EMPLOYMENT AGREEMENTS


     Mark J. Gordon and David L. Epstein. Each of Mr. Gordon and Mr. Epstein has an employment agreement with the Company, the terms of which are substantially similar. The initial employment term is the period from July 1, 1996 to June 30, 2001, but is subject to annual renewal thereafter. However, the employee may terminate the agreement at any time on 30 days notice. Each has a minimum base salary of $425,000 per annum (adjusted for inflation) subject to increase by the Compensation Committee. An annual bonus is payable based on criteria to be agreed upon by the Compensation Committee and the employee at the beginning of each year. No such criteria have yet been established. Each agreement provides for the annual grant of stock options in a number to be determined by the Compensation Committee, but for no fewer than 5% of the aggregate number of shares for which options were granted under the Stock Plans during the year. Each has certain piggyback and demand registration rights. See "Shares Eligible for Future Sale." If either Mr. Gordon's or Mr. Epstein's employment is terminated by death, disability or voluntary resignation, the employee is entitled to severance equal to 18 months salary, bonus and benefits, and if employment is terminated by the Company without cause (as defined in the agreements), the terminated individual is entitled to severance equal to salary, bonus and benefits for the balance of the contract term or three years, whichever is longer.



     Richard D. Mondre. Mr. Mondre's employment agreement extends to March 31, 1999, and provides for minimum annual compensation of $400,000, subject to increase by the Compensation Committee based on Company performance and other factors. If Mr. Mondre's employment is terminated by the Company during the term of the contract without cause, he will be entitled to severance equal to the compensation and benefits payable over the balance of the term, not to exceed $450,000. If a change in control has occurred, the $450,000 cap does not apply. A change in control generally means that neither Mr. Gordon nor Mr. Epstein controls the Company. Mr. Mondre is granted piggyback registration rights for his Company stock. See "Shares Eligible for Future Sale." He is authorized to remain "Of Counsel" to Rubin Baum Levin Constant Friedman & Bilzin as long as his duties in that capacity do not interfere with his performance under the employment agreement.



     James F. Murray. Mr. Murray's employment agreement extends to March 31, 1999 and provides for a base annual salary of $200,000 plus an annual bonus equal to 1% of the Company's pre-tax net income for 1996, 1997 and 1998. If Mr. Murray's employment is terminated by the Company during the term of the contract without cause, he will be entitled to severance equal to the compensation and benefits payable over the balance of the term, not to exceed $300,000. Mr. Murray is granted piggyback registration rights for his Company stock. See "Shares Eligible for Future Sale."



     Richard N. Ferry, Jr. Mr. Ferry's employment agreement extends for three years to June 30, 1999 and provides for a base annual salary of $175,000 in the first year, with incremental increases of $25,000 for each of the next two years. An annual bonus is payable based on Mr. Ferry's performance. On the date of this Prospectus, Mr. Ferry will be granted an option to purchase 36,000 shares of Common Stock at an exercise price per share equal to the initial public offering price of the Common Stock offered hereby, and an option to purchase 21,000 shares at an exercise price of $.01 per share. These options will vest one third on January 5, 1997, 1998 and 1999. If Mr. Ferry's employment is terminated by the Company during the term of the contract without cause, he will be entitled to severance equal to his compensation and benefits for 180 days from the date of termination.


EXECUTIVE COMPENSATION

     The following table sets forth information with respect to all compensation paid or earned for services rendered to the Company in 1995 by the chief executive officer and its four other most highly compensated executive officers whose aggregate annual compensation exceeded $100,000 (together, the "Named Executive Officers"). No bonus was paid to any Named Executive Officer during 1995. The Company does not have a pension plan or a long-term incentive plan, has not issued any restricted stock awards and has not granted any stock options or stock appreciation rights prior to this offering. The value of all perquisites and other personal benefits received by each Named Executive Officer did not exceed 10% of the Named Executive Officer's total annual salary.

                           SUMMARY COMPENSATION TABLE



                                                           ANNUAL COMPENSATION
                                                           -------------------      ALL OTHER
                 NAME AND PRINCIPAL POSITION                     SALARY          COMPENSATION(1)
     ----------------------------------------------------  -------------------   ---------------
     Mark J. Gordon, Chief Executive Officer.............       $ 281,496            $ 4,172
     David L. Epstein, President.........................         276,635             14,981
     James F. Murray, Chief Operating Officer............         148,185                 --
     Richard N. Ferry, Jr., Vice President, Business
       Development.......................................         122,294                 --
     Thomas C. Teper, Vice President, Corporate Planning
       and Development...................................         120,370              2,421


- ---------------


(1) Consists of premiums on life and disability insurance policies.


EMPLOYEE STOCK PLAN AND DIRECTOR STOCK PLAN


     The Company has adopted a 1996 Incentive Stock Plan (the "Employee Stock Plan") and a 1996 Nonemployee Director Stock Option Plan (the "Director Stock Plan"; together with the Employee Stock Plan, the "Stock Plans"). Officers, key employees and nonemployee consultants may be granted stock options, stock appreciation rights, stock awards, performance shares and performance units under the Employee Stock Plan. The Company has reserved 1,500,000 shares of Common Stock for issuance under the Employee Stock Plan and 75,000 shares of Common Stock for issuance under the Director Stock Plan, subject in each case to antidilution adjustments.



     The Director Stock Plan will provide for annual grants of a non-qualified stock option to each nonemployee director of the Company. The option will allow such directors to purchase 2,500 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant. These options will have a term of ten years and vest in equal installments over three years.



     Prior to the establishment of the Compensation Committee (the "Committee") of the Board of Directors, the Employee Stock Plan will be administered by the Board of Directors of the Company. Upon completion of this offering, the Employee Stock Plan will be administered by the Committee, whose members must qualify as "disinterested persons" (as such term is defined under Rule 16b-3 of the Securities Exchange Act of 1934, as amended). The Board of Directors or Committee will be authorized to determine, among other things, the key employees to whom, and the times at which, options and other benefits are to be granted, the number of shares subject to each option, the applicable vesting schedule and the exercise price (provided that, except for 50,000 shares which may be granted at an exercise price as low as $.01 per share, the exercise price may not be less than 85% of fair market value of the Common Stock at the date of grant). The Board of Directors or Committee will also determine the treatment to be afforded to a participant in the Employee Stock Plan in the event of termination of employment for any reason, including death, disability or retirement. Under the Employee Stock Plan the maximum term of an incentive stock option is ten years and the maximum term of a nonqualified stock option is fifteen years.


     The Board of Directors has the power to amend the Stock Plans from time to time. Shareholder approval of an amendment is only required to the extent that it is necessary to maintain the Stock Plans' status as protected plans under applicable securities laws or the Employee Stock Plan's status as a qualified plan under applicable tax laws.


     Prior to this offering, no options had been granted under the Company's Stock Plans. On the date of this Prospectus, Richard N. Ferry, Jr., the Company's Senior Vice President -- Business Development, will be granted two options to purchase 36,000 and 21,000 shares, respectively, under the Employee Stock Plan. The options granted to Mr. Ferry will vest in equal installments over three years and will have a total term of seven years. The option for 21,000 shares will have an exercise price of $.01 per share and the option for 36,000 shares will have an exercise price equal to the initial public offering price. Options to purchase an aggregate of 206,250 shares will be granted under the Employee Stock Plan to 132 other employees of the Company (including Thomas C. Teper, the Company's Vice President -- Facilities Acquisition and Development, who will be granted an option to purchase 20,000 shares, and Joseph E. Gillis, the Company's Chief Financial Officer and Treasurer, who will be granted an option to purchase 10,000 shares). These options will have an exercise price equal to the initial public offering price of the Common Stock offered hereby, will vest at the rate of 20% per year and will have a total term of seven years.


PROFIT SHARING PLAN

     The Board of Directors of the Company has adopted a Profit Sharing Plan (the "Profit Sharing Plan"). Under the terms of this plan, the Company makes elective contributions to the Profit Sharing Plan, the allocation of which is based on salary. All employees are eligible for participation in the plan on the January 1 nearest the attainment of age 21 and completion of two years of service with the Company. The Company did not contribute to the Profit Sharing Plan for the year ended December 31, 1995.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Articles contain a provision eliminating the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Business Corporation Act of Florida. This provision in the Articles does not eliminate the duty of care and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Florida law. Each director will continue to be subject to liability for breach of a director's duty of loyalty to the Company or its shareholders, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit and for improper distributions to shareholders. This provision also does not affect a director's responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws.


     The Company's Articles and Bylaws provide that the Company will indemnify its directors and officers, and may indemnify its employees and other agents, to the fullest extent permitted by law. The Company's Bylaws also permit it to secure insurance on behalf of any person it is required or permitted to indemnify for any liability arising out of his or her actions in such capacity, regardless of whether the Articles and Bylaws would permit indemnification. The Company intends to maintain liability insurance for its directors and officers.



     The Company has entered into agreements to indemnify its directors and its executive officers, in addition to the indemnification provided for in the Company's Articles and Bylaws. These agreements, among other things, indemnify the Company's directors and such officers for all direct and indirect expenses and costs (including, without limitation, all reasonable attorneys' fees and related disbursements, other out of pocket costs and reasonable compensation for time spent by such persons for which they are not otherwise compensated by the Company or any third person) and liabilities of any type whatsoever (including, but not limited to, judgments, fines and amounts paid in settlement) actually and reasonably incurred by such person in connection with either the investigation, defense, settlement or appeal of any threatened, pending or completed action, suit or other proceeding, including any action by or in the right of the corporation, arising out of such person's services as a director, officer, employee or other agent of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain talented and experienced directors and officers.


     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS



     For a discussion of certain transactions between the Company, on the one hand, and Mr. Gordon, Mr. Epstein or their respective affiliates, on the other hand, see "Management -- Compensation Committee Interlocks and Insider Participation." For information concerning the Dividend to be paid by the Company to its current shareholders in 1996 and the Tax Agreement to be entered into between the Company and its current shareholders, see "Distribution of S Corporation Earnings."



     Richard D. Mondre, the Company's Executive Vice President, General Counsel and Secretary and a director, was a Partner of Rubin Baum Levin Constant Friedman & Bilzin ("Rubin Baum") until immediately prior to joining the Company in March 1996 and remains "Of Counsel" to that firm. Rubin Baum has acted as the Company's regular outside legal counsel since 1987. The total fees and costs paid by the Company to Rubin Baum in 1993, 1994, 1995 and the first four months of 1996 were approximately $171,000, $191,000, $210,000 and $72,000, respectively. The Company believes that the fees paid to Rubin Baum are no less favorable than could be obtained from other comparable law firms in the area.



                       PRINCIPAL AND SELLING SHAREHOLDERS



     The following table sets forth certain information regarding the beneficial ownership of Common Stock as of June 1, 1996 and as adjusted for the sale of the shares offered hereby by (i) each shareholder of the Company prior to this offering; (ii) each director of the Company; (iii) each Named Executive Officer; and (iv) all directors and executive officers of the Company as a group. The table also reflects the number of shares to be sold by the Selling Shareholders. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information provided by such owners, have sole investment and voting power with respect to such shares. The address of each of the shareholders named below is the Company's principal executive office.



                                        SHARES BENEFICIALLY     NUMBER OF      SHARES BENEFICIALLY
                                      OWNED PRIOR TO OFFERING     SHARES     OWNED AFTER OFFERING(1)
                                      -----------------------     BEING      -----------------------
                NAME                    NUMBER     PERCENT(2)   OFFERED(1)     NUMBER     PERCENT(2)
- ------------------------------------  ----------   ----------   ----------   ----------   ----------
Mark J. Gordon(3)(7)(8).............   7,641,000       60.0%      185,000     7,456,000       46.6%
David L. Epstein(4)(7)(8)...........   5,094,000       40.0       150,000     4,944,000       30.9
Richard D. Mondre(5)(7)(8)..........   3,820,500       30.0            --     3,820,500       23.9
James F. Murray(6)(7)(8)............     636,750        5.0            --       636,750        4.0
Richard N. Ferry, Jr.(9)............          --         --            --            --         --
Thomas C. Teper(9)..................          --         --            --            --         --
All executive officers and directors
  as a group (7 persons)(10)........  12,735,000      100.0       335,000    12,400,000       77.5


- ---------------


 (1) Messrs. Gordon and Epstein are offering shares directly owned by them. Assumes no exercise of the Underwriters' over-allotment option to purchase up to an aggregate of 540,000 additional shares, of which up to 190,000 shares will be sold by the Company and up to 350,000 shares will be sold by the Selling Shareholders. If the over-allotment option is exercised in full, Mr. Gordon could sell an additional 300,000 shares directly owned by him and the Jason Howard Gordon PRC Trust and the Stacey Lynn Gordon PRC Trust each could sell 25,000 shares owned by them, reducing the percentage of shares beneficially owned by Messrs. Gordon, Epstein and Mondre to 44.2%, 30.2% and 23.3%, respectively. Any shares sold pursuant to the over-allotment option will first be sold by Mr. Gordon then, to the extent the option is exercised for more than Mr. Gordon's shares, pro rata by the two trusts and finally, if the option is exercised for more than Mr. Gordon's and the trusts' shares, by the Company. See footnotes (4) and (5) below.


 (2) Percentage of beneficial ownership is based on 12,735,000 shares of Common Stock outstanding as of the date of this Prospectus, and 16,000,000 shares of Common Stock to be outstanding after completion of this offering.


 (3) Includes 477,562.5 shares beneficially owned by Mr. Mondre and 477,562.5 shares beneficially owned by Mr. Murray but as to which, pursuant to voting trust agreements between Mr. Gordon and each of Messrs. Mondre and Murray, Mr. Gordon has voting control. Such voting trust agreements continue until February 2006, subject to earlier termination in certain circumstances, and give Mr. Gordon absolute discretion in voting the shares. See "Description of Capital Stock -- Shareholder and Voting Trust Agreements." Also includes 636,750 shares as to which Mr. Gordon shares the voting and dispositive duties as co-trustee under the David Epstein 1995 Grantor Trust, a trust created by Mr. Epstein for the benefit of his children.


 (4) Includes 159,187.5 shares beneficially owned by Mr. Mondre and 159,187.5 shares beneficially owned by Mr. Murray but as to which, pursuant to voting trust agreements between Mr. Epstein and each of Messrs. Mondre and Murray, Mr. Epstein has voting control. Such voting trust agreements continue until February 2006, subject to earlier termination in certain circumstances, and give Mr. Epstein absolute discretion in voting the shares. See "Description of Capital Stock -- Shareholder and Voting Trust Agreements." Also includes 1,273,500 and 1,273,500 shares, respectively, as to which Mr. Epstein shares the voting and dispositive duties as co-trustee under the Jason Howard Gordon PRC Trust and the Stacy Lynn Gordon PRC Trust, trusts created for the benefit of Mr. Gordon's children.


 (5) Includes 636,750 shares beneficially owned by Mr. Mondre which are subject to voting trust agreements described in (3) and (4) above. Also includes 1,273,500, 1,273,500 and 636,750 shares, respectively, as to which Mr. Mondre shares the voting and dispositive duties as co-trustee under the Jason Howard Gordon PRC Trust, the Stacy Lynn Gordon PRC Trust and the David Epstein 1995 Grantor Trust.

 (6) All of the shares beneficially owned by Mr. Murray are subject to the voting trust agreements described in (3) and (4) above.

 (7) Mr. Gordon and Mr. Epstein each has the right to acquire some or all of the other's shares in certain circumstances pursuant to a shareholder agreement and each has certain rights to acquire shares owned by Messrs. Mondre and Murray pursuant to shareholder agreements. For a more detailed description of these rights, see "Description of Capital Stock -- Shareholder and Voting Trust Agreements."


 (8) Immediately prior to the date of this Prospectus, each of Messrs. Gordon, Epstein, Mondre and Murray currently expects to transfer a certain number of shares to a family limited partnership in which each such person will be the sole general partner and either a member of his family or a trust for the benefit of members of his family will be the sole limited partner. The shares transferred by Messrs. Mondre and Murray will be released from the voting trust and shareholder agreements described herein, thereby resulting in a reduction in the number of shares beneficially owned by Messrs. Gordon and Epstein by 112,500 and 37,500 shares, respectively.


 (9) Excludes options to be granted on the date of this Prospectus. See "Employee Stock Plan and Director Stock Plan."


(10) See other footnotes above.

                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of 125 million shares, of which 100 million shares are Common Stock, par value $.01 per share, and 25 million shares are preferred stock, par value $.01 per share. As of the date of this Prospectus, after giving effect to the recently completed 127,350-for-1 stock split by way of a share dividend, there were 12,735,000 shares of Common Stock outstanding held of record by nine shareholders, and no preferred stock outstanding. See "Principal and Selling Shareholders." After completion of this offering 16,000,000 shares of Common Stock will be issued and outstanding.


     The following description of the capital stock of the Company and certain provisions of the Company's Articles and Bylaws is a summary and is qualified in its entirety by the provisions of the Articles and Bylaws, which have been filed as exhibits to the Company's Registration Statement, of which this Prospectus is a part.

COMMON STOCK

     The issued and outstanding shares of Common Stock are, and the Common Stock to be sold by the Company in this offering will be, validly issued, fully paid and nonassessable. Subject to the rights of holders of preferred stock, the holders of outstanding Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. See "Dividend Policy." The shares of Common Stock are neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive, pro-rata, the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of shareholders. There is no cumulative voting in the election of Directors.

PREFERRED STOCK

     The Company's Articles authorize the Board of Directors to issue the preferred stock in classes or series and to establish the designations, preferences, qualifications, limitations or restrictions of any class or series with respect to the rate and nature of dividends, the amounts payable upon liquidation, the price and terms and conditions on which shares may be redeemed, the terms and conditions for conversion or exchange into any other class or series of shares, voting and preemptive rights and other terms. The Company may issue, without approval of the holders of Common Stock, preferred stock which has voting, dividend or liquidation rights superior to the Common Stock and which may adversely affect the rights of holders of Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and could have the effect of discouraging, delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any preferred stock.

SHAREHOLDER AND VOTING TRUST AGREEMENTS


     Mr. Gordon and Mr. Epstein are parties to a shareholder agreement which grants to each the right to purchase some or all of the other's shares upon the death or total incapacity of the other or the involuntary transfer of the other's shares, and a right of first refusal on any shares proposed to be sold to a third party.



     Mr. Mondre and Mr. Murray acquired their shares of the Company's common stock 75% from Mr. Gordon and 25% from Mr. Epstein in February 1996 at a price of $0.71 per share. Under the agreements entered into at the time of the acquisition, Mr. Mondre and Mr. Murray cannot sell or otherwise dispose of such shares prior to April 1, 1999 without the consent of Mr. Gordon and Mr. Epstein, subject to certain exceptions including a change in control, termination of employment without cause, a sale of the Company, a sale of shares in a public offering and death or disability (subject to the repurchase rights of Mr. Gordon and Mr. Epstein described below). Mr. Gordon and Mr. Epstein have the right to repurchase at the acquisition price some or all of Mr. Mondre's or Mr. Murray's shares in certain circumstances including death or disability prior to April 1, 1997 or resignation or termination of employment for cause during the three-year term of their employment agreements.



     Pursuant to voting trust agreements entered into at the time of acquisition of the shares, each of Mr. Gordon and Mr. Epstein retained the right to vote the shares sold by him to Mr. Mondre and Mr. Murray until February, 2006, subject to earlier termination in certain events. The voting trusts terminate with respect to any shares permitted to be sold by either Mr. Mondre or Mr. Murray under the applicable shareholder agreement described above and terminate completely upon the death of the voting trustee or upon a change in control.


CERTAIN STATUTORY PROVISIONS

     The Company is subject to Sections 607.0901 and 607.0902 of the Florida Business Corporation Act. In general, Section 607.0901 restricts the ability of a greater than 10% shareholder of a company to engage in a wide range of specified transactions between such company and such shareholder or a person or entity controlled by or controlling such shareholder. The statute provides that such a transaction must be approved by the affirmative vote of the holders of two-thirds of such company's voting shares, unless it is approved by a majority of the disinterested directors. Section 607.0902 restricts the ability of a third party to effect an unsolicited change in control of a company. In general, the statute provides that shares acquired in a transaction which effects a certain threshold change in the ownership of a company's voting shares (a "control share acquisition") have the same voting rights as shares held by the acquiring person prior to the acquisition only to the extent granted by a resolution adopted by shareholders in a prescribed manner. These statutory provisions may have an anti-takeover effect by deterring unsolicited offers or delaying changes in control or management of the Company.

CERTAIN CHARTER AND BYLAW PROVISIONS

     The Company's Articles and Bylaws contain a number of provisions related to corporate governance and to the rights of shareholders. In particular, the Bylaws provide that shareholders are required to follow an advance notification procedure for certain shareholder nominations of candidates for the Board of Directors and for certain other shareholder business to be conducted at any meeting of the shareholders. The Articles provide that special meetings of the shareholders may only be called by the Board of Directors or by holders of not less than 50% of the outstanding voting shares of the Company. The Articles further require that any actions to be taken by the shareholders of the Company may be taken only upon the vote of the shareholders at a meeting and may not be taken by written consent. The existence of these provisions in the Company's Articles and Bylaws may have the effect of discouraging a change in control of the Company and limiting shareholder participation in certain transactions or circumstances by limiting shareholders' participation to annual and special meetings of shareholders and making such participation contingent upon adherence to certain prescribed procedures. The affirmative vote of the holders of a least 66 2/3% of the outstanding capital stock is required to amend or repeal these provisions.

TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for the Common Stock. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could depress the prevailing market price of the Common Stock.


     Upon the closing of this offering, the Company will have 16,000,000 shares of Common Stock outstanding. Of these shares, the 3,600,000 shares offered hereby will be freely tradable without restriction or registration under the Securities Act, except for any shares purchased by an affiliate of the Company (in general, a person who has a control relationship with the Company), which will be subject to the limitations of Rule 144 promulgated under the Securities Act. All of the remaining 12,400,000 outstanding shares of Common Stock are deemed to be "restricted securities," as that term is defined in Rule 144. Beginning 180 days after the date of this Prospectus, upon the expiration of lock-up agreements with the Underwriters (described below), 11,126,500 of these shares will be available for sale subject to compliance with Rule 144 volume and other requirements. The remaining 1,273,500 shares of restricted securities will be eligible for sale beginning in February 1998, in compliance with Rule 144 volume and other requirements.



     All holders of Common Stock of the Company have agreed for a period of 180 days after the date of this Prospectus that they will not sell, consent to sell or otherwise dispose of any shares of Common Stock, any options or warrants to purchase shares of Common Stock, or any shares convertible into or exchangeable for shares of Common Stock, owned directly by such persons or with respect to which they have the power of disposition, without the prior written consent of Dain Bosworth Incorporated. See "Underwriting."



     In general, under Rule 144 as currently in effect, beginning 90 days after this offering, any person (or persons whose shares are aggregated) who owns shares that were last acquired from the issuer or an affiliate of the issuer at least two years prior to a proposed sale is entitled to sell, within any three-month period, a number of shares which does not exceed the greater of 1% of the then-outstanding shares of the Company's Common Stock (160,000 shares immediately after this offering) or the average weekly trading volume of the Company's Common Stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 may also be subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the three months preceding a proposed sale, and who owns restricted securities that were last acquired from the issuer or an affiliate of the issuer at least three years prior to a proposed sale, is entitled to sell such shares under Rule 144(k) without regard to the volume limitation, manner of sale provisions, public information requirements or notice requirements.



     The Company is authorized to issue up to 1,575,000 shares of Common Stock under the Stock Plans. See "Management -- Employee Stock Plan and Director Stock Plan." The Company intends to file one or more registration statements on Form S-8 under the Securities Act covering these shares of Common Stock promptly following the closing of this offering. Shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, subject to vesting restrictions and the lock-up arrangements described above.


     No predictions can be made of the effect, if any, that the availability of shares for sale or the actual sale of shares will have on market prices prevailing from time to time.


     In connection with their employment agreements with the Company, Messrs. Gordon, Epstein, Mondre and Murray have been granted certain rights with respect to the registration of their Common Stock under the Securities Act. If the Company proposes to register any of its securities under the Securities Act, Messrs. Gordon, Epstein, Mondre and Murray are entitled to notice of such registration and are entitled to include at the Company's expense all or a portion of their shares therein, subject to certain conditions. Messrs. Gordon and Epstein may also require the Company to register all or a portion of their shares under the Securities Act at the Company's expense in the event of their termination of employment for any reason, subject to certain conditions.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, for which Dain Bosworth Incorporated and Furman Selz LLC are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company and the Selling Shareholders the shares of Common Stock offered hereby. Each Underwriter will purchase the number of shares set forth opposite its name below, and will purchase such shares at the price to public, less the underwriting discounts and commissions set forth on the cover page of this Prospectus.


                                 UNDERWRITER                           NUMBER OF SHARES
        -------------------------------------------------------------  ----------------
        Dain Bosworth Incorporated...................................
        Furman Selz LLC..............................................

                                                                          ----------
                  Total..............................................      3,600,000
                                                                          ==========


     The Underwriting Agreement provides that the Underwriters' obligations are subject to conditions precedent and that the Underwriters are committed to purchase all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if the Underwriters purchase any shares. The Representatives have advised the Company and the Selling Shareholders that the several Underwriters may offer the shares of Common Stock directly to the public at the price to public set forth on the cover page of this Prospectus and to certain dealers at the price to public less a concession
not exceeding $          per share. The Underwriters may allow, and such dealers
may re-allow, a concession not exceeding $          per share to other dealers.
After the shares of Common Stock are released for sale to the public, the Representatives may change the initial price to public and other selling terms.


     The Company and the Selling Shareholders have granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 540,000 additional shares of the Common Stock (190,000 shares from the Company and 350,000 from the Selling Shareholders), at the price to public, less the underwriting discounts and commissions set forth on the cover page of this Prospectus. See footnote 1 to the table under "Principal and Selling Shareholders." The Underwriters may purchase these shares solely to cover over-allotments, if any, in connection with the sale of Common Stock offered hereby. If the Underwriters exercise the over-allotment option, the Underwriters will purchase additional shares in approximately the same proportion as those in the above table.



     The Underwriting Agreement provides that the Company, the Selling Shareholders and the Underwriters will indemnify each other against certain liabilities, including liabilities under the Act, in connection with this offering. Prior to this offering, the Company paid Dain Bosworth Incorporated approximately $18,000 for financial consulting services and related expenses.


     The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     The Company and all of its current shareholders, directors and executive officers have agreed not to offer, sell, grant an option to purchase or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Dain Bosworth Incorporated. This restriction does not prevent the Company from granting options under the Stock Plans or issuing unregistered securities in a merger, consolidation, acquisition, joint venture or other arrangement as long as those securities are not registered under the Securities Act prior to the end of the 180-day period.

     Prior to this offering, there has been no public market for the Common Stock. The price to public will be determined by agreement among the Company, the Selling Shareholders and the Representatives. In determining the price to public, the Company, the Selling Shareholders and the Representatives will consider, among other things, the history of and prospects for the industry in which the Company operates, past and present operations and earnings of the Company and the trend of such earnings, the qualifications of the Company's management, the general condition of the securities markets at the time of this offering and the market prices for other publicly traded companies.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of Common Stock offered hereby are being passed upon for the Company by Rubin Baum Levin Constant Friedman & Bilzin ("Rubin Baum"), Miami, Florida. Richard D. Mondre, the Company's Executive Vice President, General Counsel and Secretary and a director, is currently "Of Counsel" to Rubin Baum and was previously a Partner at that firm. See "Certain Transactions." Sherman & Howard L.L.C., Denver, Colorado, is acting as counsel for the Underwriters in connection with certain legal matters relating to the sale of the Common Stock offered hereby.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     The balance sheet as of December 31, 1995, and the statements of operations, shareholders' equity, and cash flows for the year ended December 31, 1995, included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent public accountants, given on the authority of that firm as experts in auditing and accounting. With respect to the unaudited interim financial information for the three-month periods ended March 31, 1996 and 1995, included in this Prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included herein states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

     The financial statements of the Company as of December 31, 1993 and 1994 and for each of the two years in the period ended December 31, 1994 included in this Prospectus have been audited by Gurland & Goldberg, P.A., independent public accountants, as indicated in their report with respect thereto, and are included in reliance upon the authority of said firm as experts in accounting and auditing.


     On December 27, 1995, the Company changed its accountants from Gurland & Goldberg, P.A. to Coopers & Lybrand L.L.P. The decision to dismiss its former accountants was approved by the Board of Directors in anticipation of the Company's initial public offering. The reports of the Company's accountants have never contained an adverse report or disclaimer of opinion, and have never been qualified as to uncertainty, audit scope or accounting principles. The Company has never had any disagreements with its former accountants.


                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements made in the Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected, without charge, at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 500 West Madison Street, Chicago, IL 60661, and 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                         PRECISION RESPONSE CORPORATION

                         INDEX TO FINANCIAL STATEMENTS


                                                                                        PAGES
                                                                                        -----
Report of Independent Accountants -- Coopers & Lybrand L.L.P..........................   F-2
Independent Auditors' Report -- Gurland & Goldberg, P.A...............................   F-3
Review Report of Independent Accountants -- Coopers & Lybrand L.L.P...................   F-4
Balance Sheets as of December 31, 1994 and 1995 and March 31, 1996....................   F-5
Statements of Operations for the years ended December 31, 1993, 1994 and 1995 and the
  three-month periods ended March 31, 1995 and 1996...................................   F-6
Statements of Shareholders' Equity for the years ended December 31, 1993, 1994 and
  1995 and the
  three-month period ended March 31, 1996.............................................   F-7
Statements of Cash Flows for the years ended December 31, 1993, 1994 and 1995 and the
  three-month periods ended March 31, 1995 and 1996...................................   F-8
Notes to Financial Statements.........................................................   F-9

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
Precision Response Corporation

     We have audited the balance sheet of Precision Response Corporation as of December 31, 1995 and the related statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Precision Response Corporation as of December 31, 1995, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.


                                          /s/ Coopers & Lybrand L.L.P



                                          COOPERS & LYBRAND L.L.P.


Miami, Florida
March 11, 1996, except for the second paragraph of Note 4 as to which the date is May 1, 1996 and Note 11 as to which the date is May 31, 1996

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Precision Response Corporation
Miami, Florida

     We have audited the balance sheet of Precision Response Corporation as of December 31, 1994 and the related statements of operations, shareholders' equity, and cash flows for the years ended December 31, 1993 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Precision Response Corporation as of December 31, 1994, and the results of its operations and its cash flows for the years ended December 31, 1993 and 1994, in conformity with generally accepted accounting principles.


                                          /s/ Gurland & Goldberg, P.A.



                                          GURLAND & GOLDBERG, P.A.


Hallandale, Florida

March 17, 1995, except for paragraphs one and two


  of Note 11 as to which the date is May 31, 1996

                    REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
Precision Response Corporation

     We have reviewed the accompanying balance sheet of Precision Response Corporation as of March 31, 1996 and the related statements of operations, shareholders' equity, and cash flows for the three-month periods ended March 31, 1995 and 1996. These financial statements are the responsibility of the Company's management.

     We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.


                                          /s/ Coopers & Lybrand L.L.P.



                                          COOPERS & LYBRAND L.L.P.


Miami, Florida
April 29, 1996, except for the second paragraph of Note 4 as to which the date is May 1, 1996 and Note 11 as to which the date is May 31, 1996

                         PRECISION RESPONSE CORPORATION

                                 BALANCE SHEETS





                                                                                         PRO FORMA
                                                     DECEMBER 31,                        MARCH 31,
                                               ------------------------    MARCH 31,       1996
                                                  1994         1995          1996        (NOTE 10)
                                               ----------   -----------   -----------   -----------
                                                                         (UNAUDITED)    (UNAUDITED)
                                              ASSETS
Current assets:
  Cash and cash equivalents..................  $  787,609   $   266,794   $    51,393   $    51,393
  Accounts receivable, less allowance for
     doubtful accounts of $97,000, $60,000,
     $75,000 and $75,000, respectively.......   2,616,030     6,616,844     9,588,723     9,588,723
  Prepaid expenses and other current
     assets..................................     417,810       454,867       300,905       300,905
                                               ----------   -----------   -----------   -----------
          Total current assets...............   3,821,449     7,338,505     9,941,021     9,941,021
Property and equipment, net..................   3,834,129     5,283,832     5,845,347     5,845,347
Other assets.................................      81,788        90,925       135,360       135,360
                                               ----------   -----------   -----------   -----------
          Total assets.......................  $7,737,366   $12,713,262   $15,921,728   $15,921,728
                                               ==========   ===========   ===========   ===========
                               LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Revolving credit loan......................  $1,500,000   $        --   $        --   $        --
  Current maturities of long-term
     obligations.............................     999,013     1,181,846     1,028,669     1,028,669
  Accounts payable...........................   1,411,666     2,130,808     3,007,979     3,007,979
  Accrued compensation expenses..............     601,178     1,326,960     1,165,037     1,165,037
  Other accrued expenses.....................     313,210       777,104       744,400       744,400
  Customer deposits and other................     419,071       556,388       667,500       667,500
  Distribution payable to shareholders.......          --            --            --     2,553,895
                                               ----------   -----------   -----------   -----------
          Total current liabilities..........   5,244,138     5,973,106     6,613,585     9,167,480
  Revolving credit loan......................          --     2,995,593     4,745,593     4,745,593
  Long-term obligations, less current
     maturities..............................   1,019,665       928,542     1,148,840     1,148,840
  Deferred income taxes......................          --            --            --       211,000
                                               ----------   -----------   -----------   -----------
          Total liabilities..................   6,263,803     9,897,241    12,508,018    15,272,913
                                               ----------   -----------   -----------   -----------
  Commitments (Notes 7 and 9)
  Shareholders' equity:
     Common stock, $0.01 par value;
       100,000,000 shares authorized,
       12,735,000 issued and outstanding.....     127,350       127,350       127,350       127,350
     Additional paid-in capital..............      72,095        72,095        72,095        72,095
     Retained earnings.......................   1,367,959     2,823,646     3,577,370       449,370
     Due from shareholders, net..............     (93,841)     (207,070)     (363,105)           --
                                               ----------   -----------   -----------   -----------
          Total shareholders' equity.........   1,473,563     2,816,021     3,413,710       648,815
                                               ----------   -----------   -----------   -----------
          Total liabilities and shareholders'
            equity...........................  $7,737,366   $12,713,262   $15,921,728   $15,921,728
                                               ==========   ===========   ===========   ===========


   The accompanying notes are an integral part of these financial statements.

                         PRECISION RESPONSE CORPORATION

                            STATEMENTS OF OPERATIONS


                                                                                     FOR THE
                                             FOR THE YEARS ENDED                THREE MONTHS ENDED
                                                DECEMBER 31,                        MARCH 31,
                                   ---------------------------------------   ------------------------
                                      1993          1994          1995          1995         1996
                                   -----------   -----------   -----------   ----------   -----------
                                                                                   (UNAUDITED)
Revenues.........................  $18,218,377   $14,997,663   $30,203,989   $5,909,824   $11,648,811
                                   -----------   -----------   -----------   ----------   -----------
Operating expenses:
  Cost of services...............   10,674,980     9,070,327    18,371,577    3,465,352     7,119,857
  Preoperating costs.............           --            --       573,081           --       174,112
  Selling, general and
     administrative expenses.....    7,278,748     6,008,741     9,431,551    1,912,854     3,464,683
                                   -----------   -----------   -----------   ----------   -----------
          Total operating
            expenses.............   17,953,728    15,079,068    28,376,209    5,378,206    10,758,652
                                   -----------   -----------   -----------   ----------   -----------
Operating income (loss)..........      264,649       (81,405)    1,827,780      531,618       890,159
Interest expense.................      197,216       292,146       372,093       80,551       136,435
Gain (loss) on disposal of
  assets.........................     (313,743)        1,251            --           --            --
                                   -----------   -----------   -----------   ----------   -----------
Net income (loss)................  $  (246,310)  $  (372,300)  $ 1,455,687   $  451,067   $   753,724
                                    ==========    ==========    ==========    =========    ==========
Pro Forma Data (Unaudited)
  (Note 10):
  Net income (loss) per above....  $  (246,310)  $  (372,300)  $ 1,455,687   $  451,067   $   753,724
  Pro forma provision (benefit)
     for income taxes relating to
     S Corporation...............      (45,907)      (86,018)      618,931      183,926       312,253
                                   -----------   -----------   -----------   ----------   -----------
  Pro forma net income (loss)....  $  (200,403)  $  (286,282)  $   836,756   $  267,141   $   441,471
                                    ==========    ==========    ==========    =========    ==========
  Pro forma net income (loss) per
     common share................  $     (0.02)  $     (0.02)  $      0.07   $     0.02   $      0.03
                                    ==========    ==========    ==========    =========    ==========
  Weighted average number of
     common shares outstanding...   12,735,000    12,735,000    12,862,061   12,735,000    12,862,061
                                    ==========    ==========    ==========    =========    ==========



   The accompanying notes are an integral part of these financial statements.

                         PRECISION RESPONSE CORPORATION

                       STATEMENTS OF SHAREHOLDERS' EQUITY


                                COMMON STOCK
                            ---------------------   PAID-IN    RETAINED        DUE FROM
                              SHARES      AMOUNT    CAPITAL    EARNINGS    SHAREHOLDERS, NET     TOTAL
                            ----------   --------   -------   ----------   -----------------   ----------
Balance at December 31,
  1992....................  12,735,000   $127,350   $72,095   $1,986,569       $      --       $2,186,014
Net loss..................                                      (246,310)                        (246,310)
                            ----------   --------   -------   ----------   -----------------   ----------
Balance at December 31,
  1993....................  12,735,000    127,350    72,095    1,740,259              --        1,939,704
Net advances to
  shareholders............                                                       (93,841)         (93,841)
Net loss..................                                      (372,300)                        (372,300)
                            ----------   --------   -------   ----------   -----------------   ----------
Balance at December 31,
  1994....................  12,735,000    127,350    72,095    1,367,959         (93,841)       1,473,563
Net advances to
  shareholders............                                                      (113,229)        (113,229)
Net income................                                     1,455,687                        1,455,687
                            ----------   --------   -------   ----------   -----------------   ----------
Balance at December 31,
  1995....................  12,735,000    127,350    72,095    2,823,646        (207,070)       2,816,021
Net advances to
  shareholders
  (Unaudited).............                                                      (156,035)        (156,035)
Net income (Unaudited)....                                       753,724                          753,724
                            ----------   --------   -------   ----------   -----------------   ----------
Balance at March 31, 1996
  (Unaudited).............  12,735,000   $127,350   $72,095   $3,577,370       $(363,105)      $3,413,710
                            ==========   ========   =======   ==========   =================   ==========


   The accompanying notes are an integral part of these financial statements.

                         PRECISION RESPONSE CORPORATION

                            STATEMENTS OF CASH FLOWS


                                                      FOR THE YEARS ENDED               FOR THE THREE MONTHS
                                                         DECEMBER 31,                      ENDED MARCH 31,
                                            ---------------------------------------   -------------------------
                                               1993          1994          1995          1995          1996
                                            -----------   -----------   -----------   -----------   -----------
                                                                                             (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).......................  $  (246,310)  $  (372,300)  $ 1,455,687   $   451,067   $   753,724
  Adjustments to reconcile net income
    (loss) to net cash provided by (used
    in) operating activities:
    Depreciation and amortization.........      657,585       795,124     1,145,099       262,973       325,175
    Loss on disposal of assets............      313,743            --            --            --            --
  Changes in operating assets and
    liabilities:
    Accounts receivable...................   (1,406,620)    1,267,639    (4,000,814)   (1,474,478)   (2,971,879)
    Prepaid expenses and other current
      assets..............................     (118,512)       66,627       (37,057)      137,666       153,962
    Other assets..........................     (113,071)      107,105        (9,137)       16,131       (44,435)
    Accounts payable......................      317,783       247,798       719,142       770,723       877,171
    Accrued compensation expenses.........       77,774        93,178       725,782       (47,055)     (161,923)
    Other accrued expenses................      142,071        38,806       463,894       256,811       (32,704)
    Customer deposits and other...........     (504,659)       20,058       137,317       (64,526)      111,112
                                            -----------   -----------   -----------   -----------   -----------
         Net cash provided by (used in)
           operating activities...........     (880,216)    2,264,035       599,913       309,312      (989,797)
                                            -----------   -----------   -----------   -----------   -----------
Cash flows from investing activities:
  Purchase of property and equipment......   (1,230,442)   (1,473,783)   (1,578,344)     (356,039)     (479,354)
                                            -----------   -----------   -----------   -----------   -----------
         Net cash used in investing
           activities.....................   (1,230,442)   (1,473,783)   (1,578,344)     (356,039)     (479,354)
                                            -----------   -----------   -----------   -----------   -----------
Cash flows from financing activities:
  Proceeds from revolving credit loan.....      450,000       300,000     1,495,593        40,000     1,750,000
  Proceeds from long-term obligations.....    1,865,795       516,700       250,000            --            --
  Payments on long-term obligations.......     (561,020)     (946,328)   (1,174,748)     (264,453)     (340,215)
  Net advances to shareholders............           --       (93,841)     (113,229)      (97,442)     (156,035)
                                            -----------   -----------   -----------   -----------   -----------
         Net cash provided by (used in)
           financing activities...........    1,754,775      (223,469)      457,616      (321,895)    1,253,750
                                            -----------   -----------   -----------   -----------   -----------
Net increase (decrease) in cash and cash
  equivalents.............................     (355,883)      566,783      (520,815)     (368,622)     (215,401)
Cash and cash equivalents at beginning of
  period..................................      576,709       220,826       787,609       787,609       266,794
                                            -----------   -----------   -----------   -----------   -----------
Cash and cash equivalents at end of
  period..................................  $   220,826   $   787,609   $   266,794   $   418,987   $    51,393
                                            ============  ============  ============  ============  ============
Supplemental cash flow information:
  Cash paid for interest..................  $   202,949   $   292,146   $   372,093   $    80,551   $   136,435
                                            ============  ============  ============  ============  ============
Supplemental schedule of noncash investing
  and financing activities:
  Installment loans and capital lease
    obligations...........................  $   388,905   $   516,700   $ 1,016,458   $        --   $   407,336
                                            ============  ============  ============  ============  ============


   The accompanying notes are an integral part of these financial statements.

                         PRECISION RESPONSE CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1. OPERATIONS AND ORGANIZATION

     Precision Response Corporation (the "Company") is a full-service provider of teleservicing, database marketing and management, and fulfillment services on an outsourced basis to large corporations.

2. SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of significant accounting policies followed in the preparation of these financial statements:

  Interim Financial Statements

     The financial statements for the three-months ended March 31, 1995 and 1996, and all related footnote information for those periods, are unaudited and reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the financial position, operating results and cash flows for the interim periods. The results of operations for the three months ended March 31, 1996 are not necessarily indicative of the results to be achieved for the entire fiscal year ending December 31, 1996.

  Accounting Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents


     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At times, such investments may be in excess of the federally insured limits.


  Revenue Recognition

     The Company recognizes revenues as services are performed, generally based upon time incurred.

  Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation and amortization. Major renewals and improvements are capitalized and charged to expense through depreciation. Depreciation is determined using the straight-line method over the estimated useful lives of the respective assets. Equipment recorded under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the assets or the lease term. Estimated useful lives are principally five years. Upon sale or retirement, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is recorded in the statement of operations.

     Depreciation of property and equipment has been computed using the straight-line method since 1994. Depreciation of property and equipment in prior years was computed using accelerated methods. The new method of depreciation is a generally accepted method used in the industry, and it is believed the new method will cause the Company's operating results to be more comparable with operating results of other companies in the industry. In connection with the proposed filing of a registration of the Company's securities, all prior periods have been retroactively restated to reflect this accounting change.

                         PRECISION RESPONSE CORPORATION

  Preoperating Costs

     The Company expenses as incurred certain incremental costs incurred prior to opening facilities used in its operations. The costs include certain rent, new-hire salaries and expenses for utilities, equipment leases and security incurred at a facility prior to the actual commencement of operations.

  Income Taxes

     During the period covered by these financial statements, the Company elected to be treated as an S corporation under the Internal Revenue Code. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in the financial statements. See Note 10 of Notes to Financial Statements for a discussion of the Company's termination of its S Corporation election in connection with a proposed public offering of its common stock and the related unaudited pro forma data.

3. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                         DECEMBER 31,
                                                  ---------------------------      MARCH 31,
                                                     1994            1995            1996
                                                  -----------     -----------     -----------
    Telecommunications equipment................  $ 1,111,878     $ 2,187,254     $ 2,274,548
    Production equipment........................      683,384         707,014         713,644
    Computer equipment..........................    2,496,956       3,076,808       3,091,166
    Leasehold improvements......................      924,960       1,463,913       1,924,325
    Furniture and fixtures......................      619,342         985,778       1,305,411
    Automobiles.................................      134,470         140,126         142,297
                                                  -----------     -----------     -----------
                                                    5,970,990       8,560,893       9,451,391
    Accumulated depreciation and amortization...   (2,136,861)     (3,277,061)     (3,606,044)
                                                  -----------     -----------     -----------
                                                  $ 3,834,129     $ 5,283,832     $ 5,845,347
                                                   ==========      ==========      ==========

     Property and equipment includes the following leased property under capital leases:

                                                          DECEMBER 31,
                                                    -------------------------      MARCH 31,
                                                       1994           1995           1996
                                                    ----------     ----------     -----------
    Telecommunications equipment..................  $  633,519     $1,363,238     $ 1,363,220
    Computer equipment............................     590,525      1,090,265       1,119,169
    Furniture and fixtures........................      30,325         30,325          30,325
                                                    ----------     ----------     -----------
                                                     1,254,369      2,483,828       2,512,714
    Accumulated amortization......................    (431,163)      (877,861)     (1,296,088)
                                                    ----------     ----------     -----------
                                                    $  823,206     $1,605,967     $ 1,216,626
                                                     =========      =========      ==========

4. REVOLVING CREDIT LOAN AGREEMENT


     The Company has a bank revolving credit loan agreement which provides for maximum borrowings of $5,750,000 at March 31, 1996 ($4,250,000 and $2,500,000 at
December 31, 1995 and 1994, respectively), subject to collateral availability, with principal due on May 30, 1996. At December 31, 1995 and March 31, 1996, the unused portion of the line of credit was approximately $769,000 and $1,004,000, respectively, based upon available collateral. Interest, payable monthly, accrues on borrowings under the revolving line of credit at 1 to 1 1/2% over the prime rate (9.5% at December 31, 1994, 9.25% at December 31, 1995 and 9.75% at March 31, 1996). The line of credit is collateralized by accounts receivable, equipment and other assets of the

                         PRECISION RESPONSE CORPORATION

Company and is guaranteed by certain of the Company's shareholders. The agreement contains restrictive covenants which, among other things, require the maintenance of certain financial ratios, restrict future indebtedness and limit capital expenditures and the amount of compensation and distributions to the Company's shareholders. The limitation on distributions is based upon the amount of income taxes payable by the shareholders on the Company's income.

     On May 1, 1996, the Company entered into a new three-year senior revolving credit facility in the aggregate principal amount of $15 million. Borrowing availability is based upon a percentage of eligible accounts receivable. The facility also allows the Company to borrow an amount not to exceed $2.5 million in excess of the borrowing base (the "overformula advance") for a period of one year from the closing date of the loan subject to the $15 million aggregate limit. The facility accrues interest at the Company's option based on the prime rate plus .5% or the LIBOR rate plus 3%; the overformula advance accrues interest at the prime rate plus 1%. The facility is primarily collateralized by accounts receivable. The Company is required to maintain certain financial covenants, including minimum tangible net worth and earnings, to limit capital expenditures to no more than $11 million per year and to limit additional indebtedness. The Company is also restricted from paying dividends except for tax distributions to its shareholders in connection with S corporation earnings and distributions in connection with the termination of S corporation status (see Note 10). A portion of the borrowings available to the Company pursuant to this agreement were used to retire the Company's existing short-term bank revolving credit loan. Accordingly, the amounts outstanding under the bank revolving credit loan as of December 31, 1995 and March 31, 1996 have been reflected as a long-term liability in the accompanying financial statements.

5. OTHER LONG-TERM OBLIGATIONS

     Other long-term obligations consist of the following:


                                                             DECEMBER 31,
                                                       ------------------------    MARCH 31,
                                                          1994         1995          1996
                                                       ----------   -----------   -----------
    Capital lease obligations, interest rates ranging
      from 7.5% to 11.2%; payable through 2000.......  $  793,768   $ 1,246,183   $ 1,108,403
    Note payable, interest rate at the bank's prime
      rate plus one-half of one percent; payable in
      monthly installments of principal and interest
      of $41,667 through 1996; collateralized by
      certain property and equipment. In addition,
      the Company must meet certain reporting
      requirements and restrictive debt covenants,
      including, but not limited to a pre-established
      tangible net worth and a funded debt to
      tangible net worth ratio. The note is also
      guaranteed by the Company's majority
      shareholder....................................     916,667       416,667       291,667
    Installment loans, interest rates of 9.75% to
      12%; payable in monthly installments through
      1997; collateralized by certain property and
      equipment. These loans are guaranteed by one or
      both of the Company's majority shareholders....     308,243       447,538       777,439
                                                       ----------   -----------   -----------
                                                        2,018,678     2,110,388     2,177,509
    Current maturities of long-term obligations......    (999,013)   (1,181,846)   (1,028,669)
                                                       ----------   -----------   -----------
                                                       $1,019,665   $   928,542   $ 1,148,840
                                                        =========    ==========    ==========

                         PRECISION RESPONSE CORPORATION

     Other long-term obligations, as of December 31, 1995, mature as follows:

                                                                         NOTE
                                                                      PAYABLE AND
                                                          CAPITAL     INSTALLMENT
                 YEAR ENDING DECEMBER 31,                  LEASES        LOANS        TOTAL
    ---------------------------------------------------  ----------   -----------   ----------
    1996...............................................  $  683,733    $ 600,023    $1,283,756
    1997...............................................     322,057      184,514       506,571
    1998...............................................     261,917       79,668       341,585
    1999...............................................     153,631           --       153,631
    2000...............................................      20,942           --        20,942
                                                         ----------   -----------   ----------
              Total minimum payments...................   1,442,280      864,205     2,306,485
    Less amount representing interest..................     196,097           --       196,097
                                                         ----------   -----------   ----------
    Present value of net minimum payments..............  $1,246,183    $ 864,205    $2,110,388
                                                          =========    =========     =========

     Based on the borrowing rates available to the Company for bank loans with similar terms and average maturities, the fair value of debt approximates carrying value.

6. PROFIT SHARING PLAN

     The Company has adopted a profit sharing plan which covers substantially all employees who have been employed for at least two years. The contributions, determined at the discretion of the Board of Directors, were $20,000 and $15,000 for 1993 and 1994, respectively. For the year ended December 31, 1995 and for the three-month periods ended March 31, 1995 and 1996, there were no contributions.

7. RELATED PARTY TRANSACTIONS

     The Company leases certain real property, on a month-to-month basis, from a corporation that is wholly owned by the Company's majority shareholder. Rent expense under this lease amounted to $345,000, $211,000 and $194,000 for 1993, 1994 and 1995, respectively. For the three-month periods ended March 31, 1995 and 1996, rent expense amounted to $48,000 and $52,000, respectively. Subsequent to December 31, 1995, the Company entered into various lease agreements with the related party corporation for this real property providing for aggregate annual rentals of approximately $272,000. The primary lease term is five years with a renewal option for an additional five-year period. The Company also subleases another facility and a parking lot from a partnership owned jointly by certain of its shareholders. The term of these subleases expires in January, 1999 with annual rentals aggregating approximately $185,000.

     The Company has guaranteed mortgage loans of the corporate affiliate along with the guarantees of its majority shareholder. At December 31, 1994 and 1995 and March 31, 1996, the outstanding balance on the loans were $1,309,258, $1,222,362 and $1,208,079, respectively. Subsequent to December 31, 1995, the Company's majority shareholder agreed to indemnify the Company as to its guarantee obligation on the loans.

     Amounts shown as due from shareholders represent advances ($93,841, $343,070 and $500,055 as of December 31, 1994 and 1995 and March 31, 1996,
respectively) offset by notes payable to shareholders ($136,000 and $136,950 as of December 31, 1995 and March 31, 1996, respectively). Advances are non-interest bearing and are due by December 31, 1996. Notes payable to shareholders bear interest at six percent and are payable on demand.

8. SIGNIFICANT CLIENTS

     A significant portion of the Company's business is dependent upon several large clients. For the years ended December 31, 1993, 1994 and 1995 and the three-month periods ended March 31, 1995 and 1996, the

                         PRECISION RESPONSE CORPORATION
five largest clients accounted for approximately 63%, 50%, 77%, 72%, and 77% of revenues, respectively. As of December 31, 1994 and 1995 and March 31, 1996, approximately 27%, 77% and 76%, respectively, of the Company's accounts receivable were from these clients. Accounts receivable represents the Company's greatest concentration of credit risk and is subject to the financial conditions of its largest clients. The Company does not require collateral or other security to support clients' receivables. The Company conducts periodic reviews of its clients' financial conditions and vendor payment practices to minimize collection risks on trade accounts receivable.


     During the years ended December 31, 1993, 1994, and 1995, and the three-month periods ended March 31, 1995 and 1996, certain clients individually accounted for more than 10% of the Company's revenue:


                                                                                   THREE MONTHS
                                                             YEARS ENDED               ENDED
                                                             DECEMBER 31,            MARCH 31,
                                                        ----------------------     -------------
                                                        1993     1994     1995     1995     1996
                                                        ----     ----     ----     ----     ----
                                                                 (% OF TOTAL REVENUES)
    Company A.........................................   37%       *        *        *        *
    Company B ........................................    *       12%      42%      24%      61%
    Company C ........................................    *        *       17       24        *
    Company D.........................................    *       13        *       13        *
    Company E ........................................    *       11        *        *        *

- ---------------

* Accounted for less than 10% of total revenues for the period indicated

9. COMMITMENTS

     The Company operates primarily in leased facilities with terms ranging from two to 10 years. Minimum future annual rentals on noncancelable operating leases, including the annual rentals due on the related party leases referred to in Note 7, for the five years subsequent to 1995 and in the aggregate are as follows:

    1996....................................................................  $ 2,037,000
    1997....................................................................    1,585,000
    1998....................................................................    1,529,000
    1999....................................................................    1,220,000
    2000....................................................................      942,000
    Thereafter..............................................................    3,198,000
                                                                              -----------
                                                                              $10,511,000
                                                                               ==========


     Rent expense for these operating leases totaled $516,000, $622,000 and $776,000 for 1993, 1994 and 1995, respectively. For the three-month periods ended March 31, 1995 and 1996, rent expense totaled $169,000 and $620,000, respectively.


10. PRO FORMA DISCLOSURES (UNAUDITED)

  Pro Forma Income Taxes


     The Company has filed a Registration Statement on Form S-1 with the Securities and Exchange Commission covering a proposed initial public offering of common stock (the "Offering") at an estimated offering price of $15.00 per share.


     As described in Note 2, the Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code. Assuming the completion of the Offering, the Company will terminate its S corporation election and will accordingly become subject to federal and state income taxes. Upon termination of the S corporation election, deferred income taxes reflecting the tax effect of temporary

                         PRECISION RESPONSE CORPORATION
differences between the Company's financial statement and tax bases of certain assets and liabilities will become a net liability of the Company and will be reflected on the balance sheet with a corresponding nonrecurring expense in the statement of operations for the first calendar quarter following the Offering. Deferred taxes relate primarily to accounts receivable, accrued expenses and property and equipment. The amount of such deferred tax liability computed using the asset and liability method of accounting for deferred income taxes approximates $157,000 and $211,000 at December 31, 1995 and March 31, 1996, respectively.


     The pro forma data in the statement of operations provides information as if the Company had been treated as a C corporation for income tax purposes for all periods presented. The following unaudited pro forma information reflects the reconciliation between the statutory provision for income taxes and the actual provision relating to the incremental income tax expense that the Company would have incurred if it had been subject to federal and state income taxes.

                                                       YEAR ENDED              THREE MONTHS ENDED
                                                      DECEMBER 31,                  MARCH 31,
                                             -------------------------------   -------------------
                                               1993       1994        1995       1995       1996
                                             --------   ---------   --------   --------   --------
Income tax at federal statutory rate.......  $(86,209)  $(130,305)  $509,490   $157,873   $263,803
State taxes, net of federal benefit........    (4,361)     (8,172)    58,800     17,473     29,665
Nondeductible expenses.....................    44,663      52,459     50,641      8,580     18,785
                                             --------   ---------   --------   --------   --------
Pro forma provision (benefit) for income
  taxes....................................  $(45,907)  $ (86,018)  $618,931   $183,926   $312,253
                                             ========   =========   ========   ========   ========

     The pro forma provision for income taxes, as calculated above, assumed combined federal and state income tax rates of 37.6%.


     The Company and its current shareholders are parties to an S Corporation Tax Allocation and Indemnification Agreement (the "Tax Agreement") relating to their respective income tax liabilities. The Tax Agreement indemnifies the shareholders for any adjustments causing an increase in the shareholders' Federal and state income tax liability (including interest and penalties) related to the Company's tax years prior to the consummation of the Offering, unless such adjustments result in or are related to a corresponding decrease in the shareholders' federal and state income tax liability with respect to another S corporation taxable year. Subject to certain limitations, the Tax Agreement also provides that the Company will be indemnified by the shareholders with respect to federal and state income taxes (plus interest and penalties) shifted from an S corporation taxable year to a Company taxable year subsequent to the consummation of the Offering.



     Prior to consummation of the Offering, the Company's Board of Directors intends to declare a cash dividend payable to the current shareholders of the Company (the "Dividend"). The Dividend will be equal to the Company's estimate of its cumulative taxable income prior to the conversion to a C corporation, to the extent such taxable income has not previously been distributed. The Company currently estimates that if the Company had been converted to a C corporation as of March 31, 1996, the Dividend would have equaled $2,917,000. The Tax Agreement also provides that to the extent such undistributed taxable income of the Company, as subsequently established in connection with the filing of the Company's tax return for the Company's short S corporation tax year, is less than the Dividend, such shareholders will make a payment equal to such difference to the Company, and if such undistributed taxable income is greater than the Dividend, the Company will make an additional distribution equal to such difference to such shareholders, in either case with interest thereon.


     Any payment made by the Company to the shareholders pursuant to the Tax Agreement may be considered by the Internal Revenue Service or the state taxing authorities to be nondeductible by the Company for income tax purposes.

                         PRECISION RESPONSE CORPORATION

     The pro forma data in the Balance Sheet provides information as if the Company had terminated its S corporation election, declared the Dividend and recorded the deferred income tax liability as of March 31, 1996. The Dividend amount of $2,917,000 has been reflected as a distribution payable to shareholders in the amount of $2,553,895 net of a repayment by shareholders of $363,105 due to the Company. The pro forma data does not give effect to the receipt of any proceeds from the Offering or earnings from March 31, 1996 through the date of termination of the S corporation election.

  Pro Forma Net Income (Loss) Per Share


     Pro forma net income (loss) per share amounts have been computed based upon the weighted average number of common shares outstanding during each period. For 1995 and the interim period of 1996, pro forma per share data also gives effect to the increase in the number of shares which, when multiplied by the offering price, would have been sufficient to replace the amount of the Dividend in excess of pro forma earnings for the twelve months ended March 31, 1996.



11. COMMON STOCK, PREFERRED STOCK AND STOCK OPTION PLANS


     On May 1, 1996, the Company's shareholders approved an increase in the number of authorized shares of common stock from 100 shares to 100 million shares and a reduction in the par value per share of common stock from $1 to $.01. The Company also authorized 25 million shares, par value $.01, of preferred stock.


     On May 31, 1996, the Company declared a share dividend of an aggregate of 12,734,900 shares of common stock, $.01 par value, immediately payable to its shareholders of record in order to effect the equivalent of a 127,350-for-1 stock split to increase the number of shares of common stock outstanding from 100 shares to 12,735,000 shares. Shareholders' equity has been restated to give retroactive recognition to the stock split in prior periods by reclassifying from retained earnings to common stock the par value of the additional shares arising from the split. All applicable share and per share data have been adjusted for the stock split.



     In February 1996, the Company's principal shareholders sold 10% of their shares of Common Stock to two of the Company's executive officers at the then fair market value of $0.71 per share.



     On May 31, 1996, the Company adopted the 1996 Incentive Stock Plan (the "Employee Stock Plan") and the 1996 Nonemployee Director Stock Option Plan (the "Director Stock Plan"; together with the Employee Stock Plan, the "Stock Plans"). Officers, key employees and nonemployee consultants may be granted stock options, stock appreciation rights, stock awards, performance shares and performance units under the Employee Stock Plan. The Company has reserved 1,500,000 shares of Common Stock for issuance under the Employee Stock Plan and 75,000 shares of Common Stock for issuance under the Director Stock Plan, subject in each case to antidilution adjustments.



     The Director Stock Plan will provide for annual grants of non-qualified stock options to each nonemployee director of the Company. The options will allow such directors to annually purchase up to 2,500 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant. These options will have a term of ten years and vest in equal installments over three years.



     Prior to the establishment of a Compensation Committee (the "Committee") of the Board of Directors, the Employee Stock Plan will be administered by the Board of Directors of the Company. The Board of Directors or the Committee will be authorized to determine, among other things, the key employees to whom, and the times at which, options and other benefits are to be granted, the number of shares subject to each option, the applicable vesting schedule and the exercise price. The Board of Directors or the Committee will also determine the treatment to be afforded to a participant in the Employee Stock Plan in the event of termination of employment for any reason, including death, disability or retirement. Under the Employee Stock Plan the maximum term of an incentive stock option is ten years and the maximum term of a nonqualified stock option is fifteen years.

                         PRECISION RESPONSE CORPORATION

     The Board of Directors has the power to amend the Stock Plans from time to time. Shareholder approval of an amendment is only required to the extent that it is necessary to maintain the Stock Plans' status as protected plans under applicable securities laws or the Employee Stock Plan's status as a qualified plan under applicable tax laws.



     No options have been granted under the Company's Stock Plans prior to the Offering. Upon consummation of the Offering, an executive officer of the Company will be granted two options to purchase 36,000 and 21,000 shares, respectively, under the Employee Stock Plan. The options granted to the executive officer mentioned above will vest in equal installments over three years and will have a total term of seven years. The option for 21,000 shares will have an exercise price of $0.01 per share and the option for 36,000 shares will have an exercise price equal to the initial public offering price. Options to purchase an aggregate of 206,250 shares will be granted under the Employee Stock Plan to 132 other employees of the Company. These options will have an exercise price equal to the initial public offering price of the Common Stock offered hereby, will vest at the rate of 20% per year and will have a total term of seven years.



     The Company will measure compensation expense for the Stock Plans using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under this method, compensation expense is measured as the difference between the quoted market price of the stock and the amount to be paid for the stock.



     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") which became effective January 1, 1996. Under the provisions of FAS 123, companies can elect to account for stock-based compensation plans using a fair-value-based method or continue measuring compensation expense for those plans using the intrinsic value method prescribed in APB 25. FAS 123 requires that companies electing to continue using the intrinsic value method must make pro forma disclosures of net income and earnings per share as if the fair-value-based method of accounting had been applied. The adoption of FAS 123 will be reflected in the Company's 1996 financial statements.



     As the Company expects to account for stock-based compensation using the intrinsic value method, FAS 123 will not have an impact on the Company's results of operations or financial position.

PRECISION RESPONSE LOGO

     [8 PHOTOGRAPH MONTAGE OF PRC EMPLOYEES ENGAGED IN VARIOUS ACTIVITIES]

              ---------------------------------------------------
              ---------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.
                             ---------------------

                               TABLE OF CONTENTS


                                          PAGE
                                          ----
Prospectus Summary......................    3
Risk Factors............................    6
Distribution of S Corporation
  Earnings..............................   11
Use of Proceeds.........................   12
Dividend Policy.........................   12
Capitalization..........................   13
Dilution................................   14
Selected Financial and Operating Data...   15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.........................   17
Business................................   23
Management..............................   31
Certain Transactions....................   37
Principal and Selling Shareholders......   37
Description of Capital Stock............   39
Shares Eligible for Future Sale.........   41
Underwriting............................   42
Legal Matters...........................   43
Independent Public Accountants..........   43
Additional Information..................   43
Index to Financial Statements...........  F-1


                             ---------------------

  UNTIL   , 1996 (25 DAYS FROM THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

              ---------------------------------------------------
              ---------------------------------------------------
              ---------------------------------------------------
              ---------------------------------------------------


                                3,600,000 SHARES


                            PRECISION RESPONSE LOGO

                                  COMMON STOCK
                                ---------------
                                   PROSPECTUS
                                ---------------
                               DAIN BOSWORTH INC.


                                  FURMAN SELZ

                                          , 1996

              ---------------------------------------------------
              ---------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following are the estimated expenses of the issuance and distribution of the securities being registered, all of which will be paid by the Company.


SEC registration fee..............................................................  $ 22,841
NASD filing fee...................................................................     7,124
Nasdaq National Market application fee............................................    50,000*
Fees and expenses of counsel......................................................   175,000*
Fees and expenses of accountants..................................................   125,000*
Printing expenses.................................................................   125,000*
Transfer agent and registrar fees.................................................     3,500
Blue sky fees and expenses........................................................    10,000*
Miscellaneous.....................................................................    81,535
                                                                                    --------
          Total...................................................................  $600,000*
                                                                                    ========


- ---------------

* Estimated.

     The Company intends to pay all expenses of registration, issuance and distribution, excluding underwriters' discounts and commissions, with respect to the shares being sold by the Selling Shareholders.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 607.0850 of the Florida Business Corporation Act (the "Statute") sets forth conditions and limitations governing the indemnification of officers, directors, and other persons.

     Article TWELFTH of the Articles of Incorporation (the "Articles") and
Article IX of the Bylaws (the "Bylaws") of the Company, copies of which are filed as Exhibits 3.1 and 3.2, contain certain indemnification provisions adopted pursuant to authority contained in the Statute. The Articles contain a provision eliminating the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Statute. Under the Bylaws, the company will indemnify any person who is or was a director, officer, employee, or agent of the Company or who is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against: (a) liability incurred in connection with any proceeding (other than an action by or in the right of the Company) to which such person was or is a party by reason of acting in any such capacity, and (b) expenses and amounts paid in settlement (not exceeding, in the judgment of the Company's board of directors, the estimated expense of litigating the proceeding to conclusion) actually and reasonably incurred in connection with the defense or settlement of any proceeding by or in the right of the Company to procure a judgment in its favor to which such person was or is a party by reason of acting in any such capacity, provided that: (i) such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; and (ii) no indemnification shall be made in respect of any claim, issue, or matter in any proceeding by or in the right of the Company as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. For purposes of
Article IX of the Bylaws: (A) the term "expenses" includes counsel fees, including those for appeal; (B) the term "liability" includes obligations to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to any employee benefit plan), and expenses actually and reasonably incurred with respect to a proceeding; and (C) the term

"proceeding" includes any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative, and whether formal or informal.

     Under the Bylaws, to the extent a director, officer, employee, or agent of the Company has been successful on the merits or otherwise in defense of any proceeding described above, or in the defense of any claim, issue, or matter therein, such person shall be indemnified against expenses actually and reasonably incurred by him in connection therewith. For all other indemnification which may be provided under the Bylaws in connection with any proceeding, unless made pursuant to a determination by a court, indemnification shall be made only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the director, officer, employee or agent has met the applicable standard of conduct set forth in the Bylaws, which determination shall be made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such proceeding; (b) if such quorum is not obtainable, or even if obtainable, by majority vote of a committee duly designated by the board of directors consisting solely of two or more directors not at the time parties to the proceeding; (c) by independent legal counsel selected by the board of directors or a committee thereof as prescribed by the Statute; or (d) by the shareholders by majority vote of a quorum consisting of shareholders who were not parties to such proceeding or if such a quorum is not obtainable, by a majority vote of shareholders who were not parties to such proceeding. Evaluation as to reasonableness of expenses and authorization of indemnification must be made in the same manner as the determination that indemnification is permissible, except that if the determination of permissibility is made by independent legal counsel, then the board of directors or the committee thereof which appointed such legal counsel must evaluate the reasonableness of expenses. The Bylaws also permit the Company to pay expenses incurred by its officers, directors, employees, and agents in advance of the final disposition of a proceeding, provided that the Company may advance expenses to a director or officer only after receiving an undertaking by or on behalf of such director or officer to repay such amount if he is ultimately found not to be entitled to indemnification pursuant to the Bylaws.


     The Company has entered into agreements to indemnify its directors and executive officers, in addition to the indemnification provided for in the Company's Articles and Bylaws. These agreements, among other things, indemnify the Company's directors and officers for all direct and indirect expenses and costs (including, without limitation, all reasonable attorneys' fees and related disbursements, other out of pocket costs and reasonable compensation for time spent by such persons for which they are not otherwise compensated by the Company or any third person) and liabilities of any type whatsoever (including, but not limited to, judgments, fines and amounts paid in settlement) actually and reasonably incurred by such person in connection with either the investigation, defense, settlement or appeal of any threatened, pending or completed action, suit or other proceeding, including any action by or in the right of the corporation, arising out of such person's services as a director, officer, employee or other agent of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain talented and experienced directors and officers.


     The Company currently intends to obtain liability insurance for the benefit of its directors and officers.

     Under the terms of the Underwriting Agreement, the Underwriters have agreed to indemnify, under certain conditions, the Company, its directors, certain of its officers and persons who control the Company within the meaning of the Securities Act against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     The Company has not issued or sold any securities within the past three years.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) EXHIBITS:


EXHIBIT
NUMBER                                           DESCRIPTION
- ------       -----------------------------------------------------------------------------------
  1.1   --   Form of Underwriting Agreement.*
  3.1   --   Articles of Incorporation of Precision Response Corporation.*
  3.2   --   Bylaws of Precision Response Corporation.*
  5.1   --   Opinion of Rubin Baum Levin Constant Friedman & Bilzin regarding legality of Common
             Stock.
  9.1   --   Voting Trust Agreement, dated as of February 16, 1996, between Richard Mondre and
             Mark Gordon.
  9.2   --   Voting Trust Agreement, dated as of February 16, 1996, between Richard Mondre and
             David Epstein.
  9.3   --   Voting Trust Agreement, dated as of February 16, 1996, between James Murray and
             Mark Gordon.
  9.4   --   Voting Trust Agreement, dated as of February 16, 1996, between James Murray and
             David Epstein.
 10.1   --   Precision Response Corporation 1996 Incentive Stock Plan.
 10.2   --   Precision Response Corporation 1996 Nonemployee Director Stock Option Plan.
 10.3   --   Precision Response Corporation Profit Sharing Plan.*
 10.4   --   Employment Agreement with Mark Gordon.
 10.5   --   Employment Agreement with David Epstein.
 10.6   --   Employment Agreement with Richard Mondre.*
 10.7   --   Employment Agreement with James Murray.*
 10.8   --   Stock Purchase and Shareholder Agreement, dated February 16, 1996, between Richard
             Mondre and Mark Gordon, as amended effective as of February 16, 1996.**
 10.9   --   Stock Purchase and Shareholder Agreement, dated February 16, 1996, between Richard
             Mondre and David Epstein, as amended effective as of February 16, 1996.**
 10.10  --   Agreement, dated February 16, 1996, among Richard Mondre, Mark Gordon and David
             Epstein.*
 10.11  --   Stock Purchase and Shareholder Agreement, dated February 16, 1996, between James
             Murray and Mark Gordon, as amended effective as of February 16, 1996.**
 10.12  --   Stock Purchase and Shareholder Agreement, dated February 16, 1996, between James
             Murray and David Epstein, as amended effective as of February 16, 1996.**
 10.13  --   Agreement, dated February 16, 1996, among James Murray, Mark Gordon and David
             Epstein.*
 10.14  --   Stockholder Agreement, dated May 10, 1996, between Mark Gordon and David Epstein.
 10.15  --   S Corporation Tax Allocation and Indemnification Agreement.
 10.16  --   Loan and Security Agreement, dated as of May 1, 1996, between Precision Response
             Corporation and Heller Financial, Inc. (without exhibits and schedules).*
 10.17  --   Form of Indemnification Agreement.*
 10.18  --   Net Lease, dated May 1, 1996, between MJG Properties, Inc. and Precision Response
             Corporation (13180 N.W. 43rd Avenue lease).*
 10.19  --   Net Lease, dated May 1, 1996, between MJG Properties, Inc. and Precision Response
             Corporation (4250 N.W. 135th Street lease).*
 10.20  --   Net Lease, dated May 1, 1996, between MJG Properties, Inc. and Precision Response
             Corporation (4300 N.W. 135th Street lease).*
 10.21  --   Lease Agreement and Option to Purchase Real Property, dated January 23, 1996, between Burger King Corporation and Precision Response Corporation (without schedules).*
 10.22  --   Assignment of Lease, dated as of April 18, 1996, between Precision Response
             Corporation and Deerwood Realty Partners, Ltd.*
 10.23  --   Sublease, dated May 1, 1996, between Precision Response Corporation and Deerwood
             Realty Partners, Ltd.*
 10.24  --   Lease, dated January 25, 1996, between Donald V. Mariutto and Eugene L. Mariutto, and Precision Response Corporation.*
 10.25  --   Assignment of Lease, dated April 30, 1996, between Precision Response Corporation and Deerwood Realty Partners, Ltd.*

EXHIBIT
NUMBER                                           DESCRIPTION
- ------       -----------------------------------------------------------------------------------
 10.26  --   Sublease, dated May 1, 1996, between Precision Response Corporation and Deerwood
             Realty Partners, Ltd.*
 10.27  --   Registration Rights Agreement, dated May 15, 1996, between Precision Response
             Corporation and Mark Gordon.
 10.28  --   Registration Rights Agreement, dated May 15, 1996, between Precision Response
             Corporation and David Epstein.
 10.29  --   Employment Agreement with Richard Ferry, Jr.
 10.30  --   Net Lease, dated May 1, 1996, between Deerwood Realty Partners, Ltd. and Precision
             Response Corporation.
 11.1   --   Statement Regarding Computation of Per Share Earnings.
 15.1   --   Letter from Coopers & Lybrand L.L.P. regarding Unaudited Interim Financial
             Information.
 16.1   --   Letter from Gurland & Goldberg, P.A., regarding change in Certifying Accountant.*
 23.1   --   Consent of Coopers & Lybrand L.L.P.
 23.2   --   Consent of Gurland & Goldberg, P.A.
 23.3   --   Consent of Rubin Baum Levin Constant Friedman & Bilzin (included in Exhibit 5.1).
 24.1   --   Power of Attorney (included with the signature page to the Registration
             Statement).*
 27.1   --   Restated Financial Data Schedule.


- ---------------


 * Previously filed.


** Original agreement was previously filed. Only the amendment is filed herewith.


     (b) FINANCIAL STATEMENT SCHEDULES:


    Report of Independent Accountants -- Coopers & Lybrand L.L.P...................  S-1
    Independent Auditors' Report -- Gurland & Goldberg, P.A........................  S-2
    Schedule II -- Valuation and Qualifying Accounts...............................  S-3



     All other financial statement schedules have been omitted because they are not applicable or because the information that would be included in such schedules is included elsewhere in the Registration Statement.


ITEM 17.  UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes to provide to the representative of the Underwriters at the closings specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by such representative to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that for purposes of determining any liability under the Securities Act, (i) the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Miami, Florida on the 10th day of June, 1996.


                                          PRECISION RESPONSE CORPORATION

                                          By:      /s/  MARK J. GORDON
                                            ------------------------------------
                                                       Mark J. Gordon
                                             Chairman of the Board of Directors
                                                             and
                                                  Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



                  SIGNATURE                                  TITLE                     DATE
- ---------------------------------------------  ---------------------------------  --------------
                 /s/  MARK J. GORDON           Chairman of the Board and Chief    June 10, 1996
- ---------------------------------------------    Executive Officer (Principal
               Mark J. Gordon                    Executive Officer)

                /s/  JOSEPH E. GILLIS          Chief Financial Officer            June 10, 1996
- ---------------------------------------------    (Principal Financial and
              Joseph E. Gillis                   Accounting Officer)

                /s/  DAVID L. EPSTEIN          Director                           June 10, 1996
- ---------------------------------------------
              David L. Epstein

              /s/  RICHARD D. MONDRE           Director                           June 10, 1996
- ---------------------------------------------
              Richard D. Mondre

                /s/  JAMES F. MURRAY           Director                           June 10, 1996
- ---------------------------------------------
               James F. Murray

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
Precision Response Corporation

     In connection with our audit of the financial statements of Precision Response Corporation as of December 31, 1995 and for the year then ended which financial statements are included in the Prospectus, we have also audited the financial statement schedule listed in Item 16(b) herein.

     In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


/s/ Coopers & Lybrand L.L.P.


COOPERS & LYBRAND L.L.P.

Miami, Florida
March 11, 1996

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders
Precision Response Corporation

     In connection with our audits of the financial statements of Precision Response Corporation as of December 31, 1994 and for the years ended December 31, 1993 and 1994, which financial statements are included in the Prospectus, we have also audited the financial statement schedule listed in Item 16(b) herein.

     In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included herein.


/s/ Gurland & Goldberg, P.A.



GURLAND & GOLDBERG, P.A.


Hallandale, Florida
March 17, 1995

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                         PRECISION RESPONSE CORPORATION
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                                  ADDITIONS
                                                                 CHARGED TO
                                                     BEGINNING    COSTS AND                    ENDING
                    DESCRIPTION                       BALANCE    EXPENSES(1)   DEDUCTIONS(2)   BALANCE
- ---------------------------------------------------  ---------   -----------   -------------   -------
Year ended December 31, 1993
  Allowance for doubtful accounts and sales
     allowances....................................  $ 300,000    $   7,834      $ 257,834     $50,000
Year ended December 31, 1994
  Allowance for doubtful accounts and sales
     allowance.....................................     50,000      104,722         57,722      97,000
Year ended December 31, 1995
  Allowance for doubtful accounts and sales
     allowances....................................     97,000      364,748        401,748      60,000

- ---------------

(1) Accounts charged to bad debt and sales credits during fiscal year 1995 amounted to $10,000 and $354,748, respectively.

(2) Deductions represent customer accounts written-off and sales credits.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                        DESCRIPTION                                    PAGE
- -------      ------------------------------------------------------------------------------  ----
  1.1     -- Form of Underwriting Agreement*...............................................
  3.1     -- Articles of Incorporation of Precision Response Corporation*..................
  3.2     -- Bylaws of Precision Response Corporation*.....................................
  5.1     -- Opinion of Rubin Baum Levin Constant Friedman & Bilzin regarding legality of
             Common Stock..................................................................
  9.1     -- Voting Trust Agreement, dated as of February 16, 1996, between Richard Mondre and Mark Gordon...............................................................
  9.2     -- Voting Trust Agreement, dated as of February 16, 1996, between Richard Mondre and David Epstein.............................................................
  9.3     -- Voting Trust Agreement, dated as of February 16, 1996, between James Murray and Mark Gordon...............................................................
  9.4     -- Voting Trust Agreement, dated as of February 16, 1996, between James Murray and David Epstein.............................................................
 10.1     -- Precision Response Corporation 1996 Incentive Stock Plan......................
 10.2     -- Precision Response Corporation 1996 Nonemployee Director Stock Option Plan....
 10.3     -- Precision Response Corporation Profit Sharing Plan*...........................
 10.4     -- Employment Agreement with Mark Gordon.........................................
 10.5     -- Employment Agreement with David Epstein.......................................
 10.6     -- Employment Agreement with Richard Mondre*.....................................
 10.7     -- Employment Agreement with James Murray*.......................................
 10.8     -- Stock Purchase and Shareholder Agreement, dated February 16, 1996, between
             Richard Mondre and Mark Gordon, as amended effective as of February 16,
             1996**........................................................................
 10.9     -- Stock Purchase and Shareholder Agreement, dated February 16, 1996, between
             Richard Mondre and David Epstein, as amended effective as of February 16,
             1996**........................................................................
 10.10    -- Agreement, dated February 16, 1996, among Richard Mondre, Mark Gordon and
             David Epstein*................................................................
 10.11    -- Stock Purchase and Shareholder Agreement, dated February 16, 1996, between
             James Murray and Mark Gordon, as amended effective as of February 16,
             1996**........................................................................
 10.12    -- Stock Purchase and Shareholder Agreement, dated February 16, 1996, between
             James Murray and David Epstein, as amended effective as of February 16,
             1996**........................................................................
 10.13    -- Agreement, dated February 16, 1996, among James Murray, Mark Gordon and David
             Epstein*......................................................................
 10.14    -- Stockholder Agreement, dated May 10, 1996, between Mark Gordon and David
             Epstein.......................................................................
 10.15    -- S Corporation Tax Allocation and Indemnification Agreement....................
 10.16    -- Loan and Security Agreement, dated as of May 1, 1996, between Precision
             Response Corporation and Heller Financial, Inc. (without exhibits and schedules)*...................................................................
 10.17    -- Form of Indemnification Agreement*............................................
 10.18    -- Net Lease, dated May 1, 1996, between MJG Properties, Inc. and Precision
             Response Corporation (13180 N.W. 43rd Avenue lease)*..........................
 10.19    -- Net Lease, dated May 1, 1996, between MJG Properties, Inc. and Precision
             Response Corporation (4250 N.W. 135th Street lease)*..........................

EXHIBIT
NUMBER                                        DESCRIPTION                                    PAGE
- -------      ------------------------------------------------------------------------------  ----
 10.20    -- Net Lease, dated May 1, 1996, between MJG Properties, Inc. and Precision
             Response Corporation (4300 N.W. 135th Street lease)*..........................
 10.21    -- Lease Agreement and Option to Purchase Real Property, dated January 23, 1996, between Burger King Corporation and Precision Response Corporation (without schedules)*...................................................................
 10.22    -- Assignment of Lease, dated as of April 18, 1996, between Precision Response
             Corporation and Deerwood Realty Partners, Ltd.*...............................
 10.23    -- Sublease, dated May 1, 1996, between Precision Response Corporation and
             Deerwood Realty Partners, Ltd.*...............................................
 10.24    -- Lease, dated January 25, 1996, between Donald V. Mariutto and Eugene L.
             Mariutto, and Precision Response Corporation*.................................
 10.25    -- Assignment of Lease, dated April 30, 1996, between Precision Response
             Corporation and Deerwood Realty Partners, Ltd.*...............................
 10.26    -- Sublease, dated May 1, 1996, between Precision Response Corporation and
             Deerwood Realty Partners, Ltd.*...............................................
 10.27    -- Registration Rights Agreement, dated May 15, 1996, between Precision Response
             Corporation and Mark Gordon...................................................
 10.28    -- Registration Rights Agreement, dated May 15, 1996, between Precision Response
             Corporation and David Epstein.................................................
 10.29    -- Employment Agreement with Richard Ferry, Jr...................................
 10.30    -- Net Lease, dated May 1, 1996, between Deerwood Realty Partners, Ltd. and
             Precision Response Corporation................................................
 11.1     -- Statement Regarding Computation of Per Share Earnings.........................
 15.1     -- Letter from Coopers & Lybrand L.L.P. regarding Unaudited Interim Financial
             Information...................................................................
 16.1     -- Letter from Gurland & Goldberg, P.A., regarding change in Certifying
             Accountant*...................................................................
 23.1     -- Consent of Coopers & Lybrand L.L.P............................................
 23.2     -- Consent of Gurland & Goldberg, P.A............................................
 23.3     -- Consent of Rubin Baum Levin Constant Friedman & Bilzin (included in Exhibit
             5.1)..........................................................................
 24.1     -- Power of Attorney (included with the signature page to the Registration
             Statement)*...................................................................
 27.1     -- Restated Financial Data Schedule..............................................


- ---------------


 * Previously filed.


** Original agreement was previously filed. Only the amendment is filed herewith.